PLATINUM GROUP METALS (RSA) (PTY) LTD

REPUBLIC OF SOUTH AFRICA REGISTERED COMPANY

REGISTRATION NUMBER: 2000/025984/07

A WHOLLY-OWNED SUBSIDIARY OF

PLATINUM GROUP METALS LTD

TORONTO LISTED COMPANY

TSX – PTM; OTCBB: PTMQF

INFERRED MINERAL RESOURCE ESTIMATION

ON PROJECT AREA 2 OF THE WESTERN BUSHVELD JOINT VENTURE (WBJV)

LOCATED ON THE WESTERN LIMB OF THE BUSHVELD IGNEOUS COMPLEX, SOUTH AFRICA

Western Bushveld Joint Venture

A REPORT ON THE INFERRED MINERAL RESOURCE ESTIMATION FOR A PORTION OF THE

WESTERN BUSHVELD JOINT VENTURE FORMING PART OF A NOTARIALLY EXECUTED JOINT VENTURE PROJECT

AGREED ON BETWEEN

PLATINUM GROUP METALS (RSA) (PTY) LTD, PLATINUM GROUP METALS LTD, RUSTENBURG PLATINUM MINES LTD AND AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PTY) LTD

CJ MULLER (SACNAPS 400201/04)

MINXCON

BRYANSTON, GAUTENG, REPUBLIC OF SOUTH AFRICA

20 March 2007

IMPORTANT NOTICE

This report includes results for resources announced by Platinum Group Metals Ltd on 7 February 2007 (news release filed with SEDAR). The report communicates an initial Inferred Mineral Resource calculated using the results of 9 boreholes drilled by PTM, located on Project Area2, as well as information from boreholes that were drilled on the surrounding areas by PTM and other operators. The Project Area 2 Inferred Mineral Resource is in addition to the resources declared for Project Area 1. The reader is warned that Mineral Resources that are not mineral reserves are not regarded as demonstrably viable.

Inferred Resources have been reported. The US Securities and Exchange Commission does not recognise the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101, but there is a great deal of uncertainty as to their existence and economic and legal feasibility and investors are warned against the risk of assuming that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or Pre-feasibility studies. INVESTORS IN THE USA AND ELSEWHERE ARE CAUTIONED AGAINST ASSUMING THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

We further advise US investors and all other investors that while the terms “Measured Resources” and “Indicated Resources” are recognised and required by Canadian regulations, the US Securities and Exchange Commission does not recognise these either. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This report and other corporate releases contain information about adjacent properties on which the Company has no right to explore or mine. We advise US and all investors that SEC mining guidelines strictly prohibit information of this type in documents filed with the SEC. US investors are warned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

QUALIFIED PERSON

Independent geological qualified person:

Mr Charles J Muller (BSc Hons) Pr Sci Nat (Reg. No. 400201/04)

Minxcon (Pty) Ltd

Mining & Exploration Consultants

Postnet Suite No 23

Private Bag X75

Bryanston

2021

Gauteng

Republic of South Africa

Mobile: +27 83 230 8332

Phone: +27 11 463 9431

Fax: +27 88 011 463 9431

e-mail: charles@minxcon.co.za

Local operating company:

Platinum Group Metals (RSA) (Pty) Ltd

Technology House

Greenacres Office Park

Corner of Victory and Rustenburg Roads

Victory Park

Johannesburg

Phone: +27 11 782 2186

Fax: +27 11 782 4338

Mobile: +27 82 821 8972

e-mail: jgould@platinumgroupmetals.net

Parent and Canadian-resident company:

PLATINUM GROUP METALS LIMITED

Suite 328

550 Burrard Street

Vancouver, BC

Canada V6C 2B5

091 604 899 5450

info@platinumgroupmetals.net

www.platinumgroupmetals.net

For technical reports and news releases filed with SEDAR see www.sedar.com.

Table of Contents

ITEM 1: TITLE PAGE

1

ITEM 2: CONTENTS

5

ITEM 3: SUMMARY

8

ITEM 4: INTRODUCTION

11

Item 4(a): Terms of Reference

11

Item 4(b): Purpose of the Report

11

Item 4(c): Sources of Information

11

Item 4(d): Involvement of the Qualified Person: Personal Inspection

11

ITEM 5: RELIANCE ON OTHER EXPERTS

11

ITEM 6: PROPERTY DESCRIPTION AND LOCATION

12

Item 6(a) and Item 6(b): Extent and Location of the Project

12

Item 6(c): Licences

13

Item 6(d): Rights to Surface, Minerals and Agreements

16

Item 6(e): Survey

17

Item 6(f): Location of Mineralised Zones, Mineral Resources and Mining Infrastructure

17

Item 6(g): Liabilities and Payments

18

Item 6(h) Environmental Liabilities

18

Item 6(i): Permits to Conduct Work

20

ITEM 7: PHYSIOGRAPHY, ACCESSIBILITY AND LOCAL RESOURCES

21

Item 7(a): Topography, Elevation and Vegetation

21

Item 7(b): Means of Access to the Property

21

Item 7(c): Population Centres and Modes of Transport

22

Item 7(d): Climate and Length of Operating Season

22

Item 7(e): Infrastructure with respect to Mining

22

ITEM 8: HISTORY

22

Item 8(a): Prior Ownership

22

Item 8(b): Work Done by Previous Owners

23

Item 8(c): Historical Mineral Reserves and Resources

23

Item 8(d): Production from the Property

24

ITEM 9: GEOLOGICAL SETTING

24

ITEM 10: DEPOSIT TYPES

28

ITEM 11: MINERALISATION

32

ITEM 12: EXPLORATION

33

Item 12(a): Survey (field observation) Results, Procedures and Parameters

33

Item 12(b): Interpretation of Survey (field observation) Results

36

Item 12(c): Survey (field observation) Data Collection and Compilation

36

ITEM 13: DRILLING

36

ITEM 14: SAMPLING METHOD AND APPROACH

37

Item 14(a): Sampling Method, Location, Number, Type and Size of Sampling

37

Item 14(b): Drilling Recovery

38

Item 14(c): Sample Quality and Sample Bias

38

Item 14(d): Widths of Mineralised Zones – Mining Cuts

38

Item 14(e): Summary of Sample Composites with Values and Estimated True Widths

38

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

39

Item 15(a): Persons Involved in Sample Preparation

39

Item 15(b): Sample Preparation, Laboratory Standards and Procedures

40

Item 15(c): Quality Assurance and Quality Control (QA&QC) Procedures and Results

41

Item 15(d): Adequacy of Sampling Procedures, Security and Analytical Procedures

43

ITEM 16: DATA VERIFICATION

45

Item 16(a): Quality Control Measures and Data Verification

45

Item 16(b): Verification of Data

46

Item 16(c): Nature of the Limitations of Data Verification Process

46

Item 16(d): Possible reasons for not having completed a Data Verification Process

46

ITEM 17: ADJACENT PROPERTIES

47

Item 17 (a) Comment on Public-Domain Information about Adjacent Properties

47

Item 17 (b) Source of Adjacent Property Information

48

Item 17 (c) Relevance of the Adjacent Property Information

48

Item 17 (d) Application of the Adjacent Property Information

48

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

48

ITEM 19: MINERAL RESOURCE ESTIMATES

48

Item 19(a): Standard Resource and Reserve Reporting System

48

Item 19(b): Comment on Resource and Reserve Subsets

48

Item 19(c): Comment on Inferred Resource

49

Item 19(d): Relationship of the QP to the Issuer

49

Item 19(e): Detailed Mineral Resource Tabulation

49

Item 19(g): Effect of Modifying Factors

57

Item 19(h): Technical Parameters affecting the Resource Declaration

57

Item 19(i): 43-101 Rules Applicable to the Reserve and Resource Declaration

57

Item 19(j): Disclosure of Inferred Resource

57

Item 19(k): Demonstrated Viability

57

Item 19(l): Quality, Quantity and Grade of Declared Resource

57

Item 19(m): Metal Splits for Declared Resource

57

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

58

ITEM 21: INTERPRETATION AND CONCLUSIONS

58

ITEM 22: RECOMMENDATIONS

59

ITEM 23: REFERENCES

61

ITEM 24: DATE

62

ITEM 25: ADDITIONAL REQUIREMENTS ON DEVELOPMENT AND PRODUCTION

62

ITEM 26: ILLUSTRATIONS

63

Diagrams

Diagram 1: Setting of the Bushveld Igneous Complex

63

Diagram 2: Locality Plan for the Western Bushveld Joint Venture

64

Diagram 3: Resource Areas for Project Area 2

65

Diagram 4: General Stratigraphy of the Western Bushveld Sequence

66

Diagram 5: Detailed Stratigraphy of the WBJV

67

Diagram 6: Merensky Reef Domains on Project Area 2

68

Diagram 7: Merensky Reef Channel Width

69

Diagram 8: Merensky Reef Grade

70

Diagram 9: Merensky Reef Metal Content

71

Diagram 10: UG2 Channel Width

72

Diagram 11: UG2 Grade

73

Diagram 12: UG2 Metal Content

74

Tables

Table 1: Red Data Book Mammals

20

Table 2: Detailed Stratigraphy of Project

27

Table 3: Project Area 2 Borehole Composite Values and Estimated True Widths

38

Table 4: Standards used for QA&QC

41

Table 5: Mineral Resource for the Merensky and UG2 Reefs

49

Table 6: Project Area 2 Inferred Mineral Resources

50

Table 7: Merensky Reef Descriptive Statistics

51

Table 8: UG2 Reef Descriptive Statistics

52

Table 9: Variogram Parameters

53

Table 10: Future Work Programme

60

Table 11: Planned Drilling Schedule for Project Area 2

60

Appendicies

Appendix 1: Qualified Person’s Certificate

75

ITEM 3: SUMMARY

The Property and Terms of Reference

The Western Bushveld Joint Venture (WBJV) is owned 37% by Platinum Group Metals RSA (Pty) Ltd, (PTM) – a wholly-owned subsidiary of Platinum Group Metals Ltd (Canada), (PTML) – 37% by Rustenburg Platinum Mines Ltd, (RPM) – a subsidiary of Anglo Platinum Ltd, (AP) – and 26% by Africa Wide Mineral Prospecting and Exploration (Pty) Ltd, (AW). AW is a company founded on Black Economic Empowerment principles as required under the Mineral and Petroleum Resources Development Act, 2002 (MPRDA). The joint venture is a notorial contract and managed by a committee representing all partners. PTM is the operator of the joint venture.

This Technical Report complies with the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and the resource classifications set out in the South African Code for the Reporting of Mineral Resource and Mineral Reserves (the SAMREC Code).

The joint venture relates to properties on the farms Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ and Koedoesfontein 94JQ covering some 67 square kilometres. This Technical Report specifically contains details of the Inferred Mineral Resource on WBJV Project Area 2, located largely on the Remaining Extent (RE) of Portion 4 (Ptn 4) and Ptn 18 of the farm Frischgewaagd 96JQ (see Diagrams 1, 2 and 3).

The Qualified Person (QP) for this Technical Report is Mr CJ Muller (Minxcon (Pty) Ltd). The QP has visited the WBJV Project Area 2 site during January 2007 and detailed discussions were held with PTML and PTM technical personnel at the PTM offices in Johannesburg throughout 2006 and in January and February 2007.

Location

The WBJV property is located on the southwestern limb of the Bushveld Igneous Complex (BIC), 110 kilometres west-northwest of Pretoria and 120 kilometres from Johannesburg. The resources of the WBJV Project Area 2 are located approximately 11km along strike from the active Merensky Reef mining face at the operating Bafokeng Rasimone Platinum Mine (BRPM). BRPM completed opencast mining on the UG2 Reef within 100m of the WBJV property boundary.

Ownership

The government of South Africa holds the mineral rights to the project properties under the new act, No. 28 of 2002: Mineral and Petroleum Resources Development Act, 2002 (MPRDA). The rights to the minerals are a combination of new order prospecting rights held under the MPRDA and old order permits held under previous legislation accompanied by filed applications for the conversion of these permits to new order prospecting rights. All applications for conversion have been accepted and the execution of the new order rights are either in place or are approved and/or in progress.

Project Area 2 comprises two areas, one of which is held 50% by the WBJV and 50% Wesizwe Platinum Limited (Wesizwe) and one which is held 100% by the WBJV.

Geology

The WBJV property is partly situated in a layered igneous complex known as the BIC and its surrounding sedimentary footwall rocks. The BIC is unique and well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum-group elements (PGE’s), chrome and vanadium.

Mineralisation

The potential economic horizons in the WBJV Project Area 2 are the Merensky Reef and UG2 Reef situated in the Critical Zone of the Rustenburg Layered Suite (RLS) of the BIC; these horizons are known for their continuity. The Merensky and UG2 Reefs are mined at the BRPM adjoining the WBJV property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 10 degrees and local variations in the reef attitude have been modelled. The Merensky and UG2 reefs, in the Project Area 2 area, dip between 2 and 3 degrees.

Exploration Concept

The Merensky Reef has been considered for extraction over a diluted mining width of 1.73m for the area held 100% by the WBJV and 1.42m for the area held jointly with Wesiswe and the UG2 Reef over a diluted mining width of 1.29m for the area held 100% by the WBJV and 1.57m for the area held jointly with Wesiswe. The grade content – centimetre gram per ton (cmg/t) – was used as a resource cut-off. Inferred  Mineral Resources total 3.547 million ounces of 4E (platinum, palladium, rhodium and gold) for Project Area 2. This Inferred Mineral Resource is in addition to the Mineral Resources declared in Project Area 1, where PTM completed and announced a positive Pre-feasibility study on 10 January 2007. Inferred Mineral Resource estimates for Project Area 2 (both areas) are shown in the following tables.

Independently estimated Inferred Mineral Resource base (100% WBJV Area)

MR = Merensky Reef ; UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum Group Metals.

The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Inferred Mineral Resource (4E)
	Cut-off (cmg/t)	Million tons	Grade (g/t)	Mining width (m)	Tons PGM (4E)	Million ounces PGMs (4E) 100% WBJV	Million ounces PGMs (4E)Attributable WBJV
MR	100	1.47	7.03	1.73	10.35	0.333	0.333
UG2	100	1.24	5.18	1.29	6.44	0.207	0.207
Total Inferred		2.71	6.19		16.79	0.540	0.540

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR	68%	3.95	24%	1.41	5%	0.27	3%	0.19
UG2	59%	2.69	29%	1.32	11%	0.48	1%	0.05

Independently estimated Inferred Mineral Resource base (Shared Portion)

MR = Merensky Reef pyroxenite; UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum Group Metals.

The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Inferred Mineral Resource (4E)
	Cut-off (cmg/t)	Million tons	Grade (g/t)	Mining width (cm)	Tons PGM	Million ounces PGMs 100% WBJV	Million ounces PGMs Attributable WBJV
MR	100	6.54	5.84	1.42	38.19	1.228	0.614
UG2	100	11.95	4.63	1.57	55.33	1.779	0.889
Total Inferred		18.49	5.05		93.52	3.007	1.503

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR	68%	3.95	24%	1.41	5%	0.27	3%	0.19
UG2	59%	2.69	29%	1.32	11%	0.48	1%	0.05

Note: Due to rounding inaccuracies, this should be read in conjunction with Item 19 (e).

Status of Exploration

PTM has completed approximately 7,090m of BQ-size core drilling (diameter 36.2mm) from nine boreholes on Project Area 2, of which two boreholes intersected the Merensky and UG2 Reefs and were used for the Inferred Mineral Resource estimation. In-fill drilling is expected to take place in the near future, which will increase the confidence levels on Project Area 2 and potentially upgrade the Inferred Mineral Resource to an Indicated Mineral Resource. Resource estimation is carried out according to SAMREC specifications using the kriging method of resource estimation. In keeping with best practice in resource estimation, allowance is made for known and expected geological losses. The losses are estimated at 18% for the project resource area, and this has been considered in the resource estimate.

Recommendations – Qualified Person

It is the recommendation of the QP that further exploration, in the form of infill diamond drilling, be commissioned to improve the accuracy of the above estimates and progress the project to the next phase. Twenty-one boreholes, measuring 21,160m of additional drilling, are expected to be drilled. It is anticipated that the resources could be upgraded to Indicated Mineral Resources once the infill drilling is complete and positive results have been obtained.

This report does not provide an assurance that the resources are legally or commercially viable. None of the Mineral Resources are considered to be Mineral Reserves and there is no assurance that they will ever be converted to Mineral Reserves. See the Notice of this Technical Report.

ITEM 4: INTRODUCTION

Item 4(a): Terms of Reference

This report is compiled for PTML in terms of the Canadian National Instrument 43-101 Standards of Disclosure, Form 43 101F1 Technical Report and the Companion Policy 43 101CP (NI 43-101). The information and status of the project is disclosed in the prescribed manner.

Item 4(b): Purpose of the Report

The intentions of the report are to:

•

inform investors and shareholders of the progress of the project; and

•

make public and detail the resource calculations for the project.

Item 4(c): Sources of Information

The independent author and Qualified Person (QP) of this report has used the data provided by the representative and internal experts of PTM. This data is derived from historical records for the area as well as information currently compiled by the operating company, which is PTM. The PTM-generated information is under the control and care of Mr WJ Visser SACNASP 400279/04, who is an employee of PTM and is not independent. Additional borehole data from Wesizwe Platinum Limited (Wesizwe) was downloaded from the Wesizwe website (www.wesizwe.co.za) and used in the estimation of the Inferred Mineral Resources. This information is deemed to be reliable for the purposes of the Inferred Mineral Resource estimate by the QP.

Item 4(d): Involvement of the Qualified Person: Personal Inspection

The listed independent QP has no financial or preferential relationships with PTM. The QP has a purely business-related relationship with the operating company and provides technical and scientific assistance when required and requested by the company. The QP has other significant client lists and has no financial interest in PTM. The independent qualified person, Mr CJ Muller, has visited the WBJV property during January 2007 and has undertaken a due diligence with respect to the PTM data.

ITEM 5: RELIANCE ON OTHER EXPERTS

In preparing this report the author relied upon:-

•

land title information for Frischgewaagd 96JQ as provided by PTM;

•

geological and assay information supplied by PTM and information sourced from the public domain;

•

borehole analytical and survey data compiled by PTM;

•

all other applicable information; and

•

data supplied or obtained from sources outside of the company.

The sources were subjected to a reasonable level of inquiry and review. The author has access to all information. The author’s conclusion, based on diligence and investigation, is that the information is representative, accurate and forms a valid basis from which to proceed to the next phase of drilling.

This report was prepared in the format of the Canadian National Instrument 43-101 Technical Report by the QP, Mr CJ Muller. The QP has the appropriate background and is an independent expert with a geological and geostatistical background involved in the evaluation of precious metal deposits for over 18 years. The QP has reported and made conclusions within this report with the sole purpose of providing information for PTM’s use subject to the terms and conditions of the contract between the QP and PTM. The contract permits PTM to file this report, or excerpts thereof, as a Technical Report with the Canadian Securities Regulatory Authorities or other regulators pursuant to provincial securities legislation, or other legislation, with the prior approval of the QP. Except for the purposes legislated for under provincial security laws or any other security laws, other use of this report by any third party is at that party’s sole risk and the QP bears no responsibility.

Specific Areas of Responsibility

The QP accepts overall responsibility for the entire report. The QP was reliant, with due diligence, on the information provided by Mr WJ Visser, the internal and not independent expert. The qualified experts have also relied upon the input of the PTM geological personnel in compiling this filing.

ITEM 6: PROPERTY DESCRIPTION AND LOCATION

Item 6(a) and Item 6(b): Extent and Location of the Project

The WBJV project is located on the southwestern limb of the BIC (see Diagram 1) some 35km northwest of the town of Rustenburg, North West Province, South Africa. The property adjoins Anglo Platinum’s Bafokeng Rasimone Platinum Mine (BRPM) and the Styldrift project to the southeast and east respectively (see Diagram 2). The Project Area 2 consists mainly of the Remaining Extent (RE) of Portion 4 (Ptn 4), Ptn 3 and Ptn 18 of the farm Frischgewaagd 96JQ (see Diagrams 1, 2 and 3) situated in the eastern corner of the larger joint-venture area and to the north of Project Area 1.

The total joint-venture area includes portions of PTM’s properties Elandsfontein 102JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ and the whole of Koedoesfontein 94JQ contributed by RPM, a wholly-owned subsidiary of Anglo Platinum (see Item 6(c) below for detail). These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover approximately 67km2 or 6,700ha. Project Area 2 covers an area of 5.8km2 or 584ha in extent.

Item 6(c): Licences

The WBJV has been subdivided into several smaller portions as each area has its own stand-alone licence and Environmental Management Programme (EMP). Within the WBJV property, there are nine separate licences and they are specifically listed below for cross-referencing to the licence specifications. The licences over the WBJV area are as follows:-

1.

Elandsfontein (PTM)

2.

Elandsfontein (RPM)

3.

Onderstepoort (PTM) 4, 5 and 6

4.

Onderstepoort (PTM) 3 and 8

5.

Onderstepoort (PTM) 14 and 15

6.

Onderstepoort (RPM)

7.

Frischgewaagd (RPM)

8.

Frischgewaagd (PTM)

9.

Koedoesfontein (RPM)

Applications have been made in a timely fashion for conversion to the new Mineral and Petroleum Resources Development Act, 2002 (MPRDA). Prospecting is continuing while the conversions are in progress.

1.

Prospecting on Elandsfontein (PTM), viz.

•

Elandsfontein 102JQ Portion 12 (a portion of Portion 3) (a total area of 213.4714ha);

•

Elandsfontein 102JQ Portion 14 (a total area of 83.4968ha); and

•

Remaining Extent of Elandsfontein 102JQ Portion 1 (a total area of 67.6675ha)

was originally carried out under the now expired prospecting permit (No. PP269/2002 reference RDNW (KL) 5/2/2/4477). A new order prospecting right application was submitted by PTM on 12 October 2003. The prospecting right documentation was notarially executed under protocol no. 467/2005 and the Minister of Minerals and Energy duly granted a new-order prospecting right to PTM as the holder of such prospecting right in terms of the provisions of Section 17 of the MPRDA on 17 August 2005. The prospecting right will endure for a period of 3 (three) years with effect from 17 August 2005 to 15 September 2008. The prospecting right has been lodged for registration at the Mineral and Petroleum Titles Registration Office in Pretoria.

2.

Prospecting on Elandsfontein (RPM), viz.

•

Elandsfontein 102JQ Portion 8 (a portion of Portion 1) (a total area of 35.3705ha) and

•

Elandsfontein 102JQ Portion RE9 (a total area of 403.9876ha).

A prospecting permit was issued on 23 March 2004 and expired on 24 March 2006. The prospecting permit (no. PP50/1996) was issued on 11 March 2004 (reference RDNW (KL) 5/2/2/2305) and was valid until 10 March 2006. The second prospecting permit no. is PP73/2002 (reference RDNW (KL) 5/2/2/4361). This permit covers Mineral Area 2 (a portion of Mineral Area 1) (total area of 343.5627ha) of the farm Elandsfontein 102JQ. A conversion to a new-order prospecting right was approved.

3.

The prospecting permit over Onderstepoort (PTM) Portions 4, 5 and 6 was awarded on 30 April 2004 (reference no. RDNW (KL) 5/2/24716, PP No.48/2004) and was valid until 30 April 2006. The relevant entities are:-

•

Onderstepoort 98JQ Portion 4 (a portion of Portion 2) (a total area of 79.8273ha)

•

Onderstepoort 98JQ Portion 5 (a portion of Portion 2) (a total area of 51.7124ha) and

•

Onderstepoort 98JQ Portion 6 (a portion of Portion 2) (a total area of 63.6567ha).

An application for the conversion of the prospecting permit was lodged on 19 April 2006 and duly accepted. The converted prospecting right documentation was notarially executed under protocol no. 879/2006, and the Minister of Minerals and Energy duly granted a convertion to a new-order prospecting right to PTM as the holder of such converted prospecting right in terms of the provisions of Item 6 of Schedule II of the MPRDA on 5 October 2006. The converted prospecting right will endure for a period of 3 (three) years with effect from 5 October 2006 to 4 October 2009. The converted prospecting right has been lodged for registration at the Mineral and Petroleum Titles Registration Office in Pretoria.

4.

A prospecting permit application over Onderstepoort (PTM) 3 and 8 was issued on 24 March 2004, (permit no. PP26/2004 reference RDNW (KL) 5/2/2/4717) and was valid until 23 April 2006. The applicable entities are:

•

Onderstepoort 98JQ Remaining Extent of Portion 3 (a total area of 274.3291ha) and

•

Onderstepoort 98JQ Portion 8 (a portion of Portion 1) (a total area of 177.8467ha).

An application for the conversion of the prospecting permit was lodged on 19 April 2006 and accepted. The converted prospecting right documentation was notarially executed under protocol no. 881/2006 and the Minister of Minerals and Energy duly granted a convertion to a new-order prospecting right to PTM as the holder of such converted prospecting right in terms of the provisions of Item 6 of Schedule II of the MPRDA on 5 October 2006. The converted prospecting right will endure for a period of 3 (three) years with effect from 5 October 2006 to 4 October 2009. The converted prospecting right has been lodged for registration at the Mineral and Petroleum Titles Registration Office in Pretoria.

5.

A new-order prospecting right for Onderstepoort (PTM) 14 and 15, viz.

•

Onderstepoort 98JQ now consolidated under Mimosa 81JQ Portion 14 (a portion of Portion 4) (total area of 245.2880ha) and

•

Onderstepoort 98JQ now consolidated under Mimosa 81JQ Portion 15 (a portion of Portion 5) (a total area of 183.6175ha)

was granted to PTM on 25 April 2005. The new prospecting right was notarially executed under protocol no. 7 and is in force for a period of 3 (three) years terminating on 24 April 2008. The new prospecting right has been lodged for registration at the Mineral and Petroleum Titles Registration Office in Pretoria.

6.

A new-order prospecting right for Onderstepoort (RPM) (Onderstepoort previous Portion 9) (a portion of Portion 3) (127.2794ha) has been applied for. A new-order prospecting right has also been applied for over Mineral Area 1 (total area of 29.0101ha) of Ruston 97JQ that was consolidated under Mimosa 81JQ. A permit has also been applied for over Mineral Area 2 (total area of 38.6147ha) of the farm Ruston 97JQ which is also consolidated under Mimosa 81JQ. Both applications are awaiting Government approval.

7.

A prospecting permit was issued to RPM over Frischgewaagd (RPM) covering a share of the undivided mineral rights (permit no. PP294/2002 reference RDNW (KL) 5/2/2/4414) relating to the following portions:

•

Frischgewaagd 96JQ Portion RE4 (286.8951ha)

•

Frischgewaagd 96JQ Portion 3 (made up of Portion RE and Portion 13) (466.7884ha)

•

Frischgewaagd 96JQ Portion 2 (made of up Portion RE2 and Portion 7 (a portion of Portion 2)) (616.3842 + 300.7757ha)

•

Frischgewaagd 96JQ Portion 15 (78.7091ha)

•

Frischgewaagd 96JQ Portion 16 (22.2698ha) and

•

Frischgewaagd 96JQ Portion 18 (45.0343ha).

The permit was valid until 16 October 2004. The new order prospecting right was notarially executed on 15 December 2006.  It is valid from that date for a period of 5 years, ending on 14 December 2011.

8.

On 16 November 2005 PTM submitted a new-order prospecting right application over Frischgewaagd (PTM) (Frischgewaagd 96JQ) for the remaining undivided mineral rights. The application covers the same area of interest as that of permit no. PP294/2002 (reference RDNW (KL) 5/2/2/4414) issued to RPM (see above paragraph):

•

Frischgewaagd 96JQ Portion RE4 (286.8951ha)

•

Frischgewaagd 96JQ Portion 3 (made up of Portion RE and Portion 13) (466.7884ha)

•

Frischgewaagd 96JQ Portion 2 (made of up Portion RE2 and Portion 7 (a portion of Portion 2)) (616.3842 + 300.7757ha)

•

Frischgewaagd 96JQ Portion 15 (78.7091ha)

•

Frischgewaagd 96JQ Portion 16 (22.2698ha) and

•

Frischgewaagd 96JQ Portion 18 (45.0343ha).

The Deputy Director-General (Mineral Regulation) advised PTM in writing on 25 October 2006 that a new-order prospecting right would be notarially executed shortly at the Regional Manager’s Office of the Department of Minerals and Energy (DME) in Klerksdorp. The new prospecting right would thereafter be registered in the Mineral and Petroleum Titles Registration Office in Pretoria.

9.

A prospecting permit was issued to RPM over Koedoesfontein (RPM) 94JQ (2795.1294ha) on 19 March 2004 under prospecting permit no. PP70/2002 (reference 5/2/2/4311) and was valid until 18 March 2006. A notarially executed new-order prospecting right was approved.

Item 6(d): Rights to Surface, Minerals and Agreements

Regarding Elandsfontein (PTM), the purchase agreement was settled by way of an Agreement of Settlement, which was signed on 26 April 2005. Party to this agreement was a Sale Agreement. The Agreement of Settlement has entitled PTM to the rights to the minerals as well as the freehold. PTM has taken possession of the property.

Option agreements in respect of Onderstepoort (PTM) have been signed with the owners of the mineral rights on Portions Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15. The option agreement over Portions 3 and 8 requires a payment of C$1,000 after signing, C$1,000 after the granting of the prospecting permit and C$1,000 on each anniversary of the agreement. The option agreement for Portions 4, 5 and 6 requires a payment of R5,014 after signing, R3,500 on the first anniversary, R4,000 on the second anniversary and R4,500 on the third anniversary. The option agreement for Portions 4, 5, 6, 14 and 15 requires a payment of R117,000 after signing and payments of R234,000 and R390,000 within 10 days of the effective date. All payments are current and up to date.

No surface rights are currently held by the WJBV. If prospecting proves positive, negotiations will be entered into in order to obtain surface rights over Project Area 2.

WBJV terms

The detailed terms of the WBJV – relating to Elandsfontein (PTM), Elandsfontein (RPM), Onderstepoort (PTM), Onderstepoort (RPM), Frischgewaagd (PTM), Frischgewaagd (RPM) and Koedoesfontein (PRM) – were announced on 27 October 2004. The WBJV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and MPRDA. PTM and RPM will each own an initial 37% working interest in the farms and mineral rights contributed to the joint venture, while AW will own an initial 26% working interest. AW will work with local community groups in order to facilitate their inclusion in the economic benefits of the joint venture, primarily in areas such as equity; the work will also involve training, job creation and procurement in respect of historically disadvantaged South Africans (HDSAs).

The WBJV structure and business plan complies with South Africa’s enacted minerals legislation. Platinum exploration and development on the combined mineral properties of the WBJV will be pursued.

PTM, as the operator of the WBJV, undertook a due diligence on the data provided by RPM. PTM undertook to incur exploration costs in the amount of R35 million over a five-year period starting with the first three years at R5 million and increasing to R10 million a year for the last two, with the option to review yearly. The expenditure, to-date, is in excess of PTM’s obligations to the joint-venture agreement.

The Government of South Africa has proposed a 3% Gross Royalty on the production of refined platinum from 2009.

Item 6(e): Survey

Elandsfontein (PTM) and Elandsfontein (RPM) are registered with the Deeds Office (RSA) under Elandsfontein 102JQ, North West Province and measures 364.6357ha.

The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: +27 21 658 4300, Fax: +27 21 689 1351 or e-mail: cdsm@sli.wcape.gov.za). The approximate coordinates (WGS84) are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort (PTM) and Onderstepoort (RPM) are registered with the Deeds Office (RSA) under Onderstepoort 98JQ, Northern Province and measures 1,085.2700ha. The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Frischgewaagd (PTM), Frischgewaagd (RPM) and Koedoesfontein (RPM): Frischgewaagd is registered with the Deeds Office (RSA) under Frischgewaagd 96JQ, Northern Province and measures 1,836.8574ha and Koedoesfontein is registered with the Deeds Office (RSA) under Koedoesfontein 94JQ, Northern Province and measures 2,795.1294ha. Both farms can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Item 6(f): Location of Mineralised Zones, Mineral Resources and Mining Infrastructure

The BIC in general is well known for containing a large share of the world's platinum and palladium resources. There are two very prominent economic deposits within the BIC. Firstly, the Merensky Reef (MR) and the Upper Group 2 (UG2) chromitite, which together can be traced on surface for 300km in two separate areas. Secondly, the Northern Limb (Platreef), which extends for over 120km in the area north of Mokopane.

In the past the BIC’s platinum- and palladium-bearing reefs have been estimated at about 770 and 480 million ounces respectively (down to a depth of 1,200 metres) (Cawthorn, 1999). These estimates do not distinguish between the categories of Proven and Probable Mineral Reserves and Mineral Resources. Recent calculations suggest about 204 and 116 million ounces of Proven and Probable Mineral Reserves of platinum and palladium respectively, and 939 and 711 million ounces of Inferred Mineral Resources. Mining is already taking place at a depth of 2km in the BIC. Inferred and ultimately mineable Mineral Resources can almost certainly be regarded as far greater than the calculations suggest. These figures represent about 75% and 50% of the world's platinum and palladium resources respectively. Reserve figures for the Proven and Probable categories alone in the BIC appear to be sufficient for mining during the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at a rate increasing by 6% per annum over the next 50 years. Expected extraction efficiency is less for palladium.

Thereafter, down-dip extensions of existing BIC mines, as well as lower-grade areas of the Platreef and the Middle Group chromitite layers, may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Exploration drilling to date on the WBJV area has shown that both economic reefs (Merensky and UG2) are present and economically exploitable on the WBJV properties.

The location of the estimated Mineral Resources on Project Area 2 are detailed in Diagram 6. No mineral reserves have been estimated.

As this project constitutes an exploration project, no mining infrastructure currently exists on the properties.

Item 6(g): Liabilities and Payments

All payments and liabilities are recorded under Item 6(d).

Item 6(h) Environmental Liabilities

There are no known material environmental issues relating to the WBJV properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations set out in Section 39 of the Minerals Act (1991) as amended. Each prospecting area or mining site is subject to conditions such as that:-

•

environmental management shall conform to the EMP as approved by the DME;

•

prospecting activities shall conform to all relevant legislations, especially the National Water Act (1998) and such other conditions as may be imposed by the director of Minerals Development;

•

surfaces disturbed by prospecting activities will be rehabilitated according to the standard laid down in the approved EMP’s;

•

financial provision will be made in the form of a rehabilitation trust and/or financial guarantee; and

•

a performance assessment, monitoring and evaluation report will be submitted annually.

Prospecting rights are issued subject to the approval of the EMP, which in turn is subject to provision of a financial guarantee.

In the areas of the WBJV that were originally owned by RPM, PTM will take responsibility for the EMPs that originated from RPM in respect of Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM as operator of the joint venture will be the custodian and will be responsible for all aspects of the EMP’s and for all specifics as set out in all the various allocated and approved EMPs for properties that form part of the WBJV.

Regarding Frischgewaagd (RPM) – Remaining Extent of Portion 4, Portion 3 (a portion of Portion 1), Portions 15, 16, 18, 2 and 17 (a portion of Portion 10) – an EMP dated 22 September 2002 exists.

The following section details the results and analysis of the EMP that was compiled for the WBJV area, including Project Area 2.

Air Quality

The ambient air quality is good as the activities in the area area mainly agriculture and grazing. The main impact on the air quality is vehicle emissions. Concerning the regional air quality, it is heavily impacted by SO4 emissions from smelter operations in the area.

Soils

The soils are moderate to deep, black and red clay, with thin sandy loam soils to the east. The agricultural potential of North West Province soils is generally limited with a topsoil of 0–300mm thick. The erodibility index is 5 (high) and the average sub-catchment sediment yield is 83 x 10m3 tons per annum.

Land Use

The main land use on the project area is residential, agriculture and grazing. The area comprises mostly land suitable for grazing and arable land for certain crops only. Typical animal life of the Bushveld has largely disappeared from the area owing to farming activities. Efforts are being made by the Norht West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe. Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income.

Fauna

The project area consists of natural habitats with operational ecosystems despite areas of disturbance within these habitats. No habitat of exceptional sensitivity or concern exists.

Birds

Approximately one third (328 species) of the roughly 900 bird species of South Africa occur in the Rustenburg/Pilanesberg area. The most characteristic of these include lilac-breasted rollers, African hoopoes and owls. The Red Data bird species that occur in the area include the Martial Eagle and Species that potentioally occure in the area include theAfrican Whitebacked Vulture, the Tawny eagle, Blue Crane and Grass Owl.  All these species are stated as vulnerable.

Herpetofauna

In total, 143 species of herpetofauna occur in the North West Province. This is considered high as it accounts for roughly one third of the total occurring in South Africa. Monitor lizards and certain snake and gecko species are found in the project area.

Mammals

The Southern Greater Kudu found in North West Province are among the biggest in the country. It is expected that larger antelope such as gemsbok, Cape eland, common waterbuck, impala, and red hartebeest may be kept on the farms on the project area, while smaller cats, viveriids, honey badgers, and vervet monkeys should occur as free-roaming game. The project area could potentially be a habitat for the following Red Data species.-

Table 1: Red Data Book Mammals

Scientific Name	English Name	Conservation Status
Atelerix frontalis	South African hedgehog	Rare
Proteles cristatus	Aardwolf	Rare
Hyaena brunnea	Brown hyena	Rare
Panthera pardus	Leopard	Rare
Mellivora capensis	Honey badger	Vulnerable

Flora

The project area is located in the Clay Thorn Bushveld – Bredenkamp and Van Rooyen (1996) – vegetation type in the Savannah Biome – Rutherford and Westfall (1994). The vegetation of the eastern section of Elandsfontein is dominated by and closed Acacia tortilis vegetation, which is typical of Clay Thorn Bushveld, with other species such as Rhus lancea, Ziziphus mucronata and Rhus pyroides adding to the species richness. The closed woodland areas occur along the main road where cattle kraals are located as well as along the drainage line. Some fallow lands occur in this area where a good grass layer dominated by species such as Themeda triandra, Cymbopogon contortis, Botriochloa bladhii and Sorghum versicolor has re-established as well as a sparse tree layer. The areas on the western section of Elandsfontein consist of a fenced game reserve as well as a natural area further to the north near the Elands River.

The tree and herbaceous layer is more diverse in this area where the tree layer is dominated by Ziziphus mucronata, Acacia tortilis and the shrub Grewia flava.

Noise

The area has a rural residential character and the main sources of noise are local traffic, community-related activities and natural sounds. Despite the fact that there are existing mining activities in the are, ambient or background noise levels are rather low.

Item 6(i): Permits to Conduct Work

See Item 6 (c) and (d).

ITEM 7: PHYSIOGRAPHY, ACCESSIBILITY AND LOCAL RESOURCES

Item 7(a): Topography, Elevation and Vegetation

Topography

The WBJV area is located on a central plateau. The project has prominent hills, which occur in the northern most portions, but generally variations in topography are minor and limited to low, gently sloped hills.

Elevation

The Elandsfontein and Frischgewaagd properties gently dip in a northeasterly direction towards a tributary of the Elands River. Elevations range from 1,080 metres above mean sea level (AMSL) towards the Elands River in the north to 1,156m AMSL towards Onderstepoort in the southwest, with an average of 1,100m AMSL. On the Onderstepoort property to the west of the project area, the site elevation is approximately 1,050m AMSL with the highest point at 1.105m AMSL.

Vegetation

The area is characterised by extensive savannah with vegetation consisting of grasses and shrub with few trees. The vegetation of the project area is covered in detail in Item 6 (h) above.

Item 7(b): Means of Access to the Property

South Africa has a large and well-developed mining industry. The project is located in an area with a long history of mining activity and this, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The project area is located, some 41km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 16km to the south along the tar road that links Rustenburg with Sun City and crosses the project area. The WBJV adjoins the AP-managed BRPM to the southeast. A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek.

The WBJV properties are readily accessible from Johannesburg by travelling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 41km. The resort of Sun City is located approximately 5km northeast of Project Area 2 (see Diagram 2). Both BRPM to the south of the project area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo Platinum, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the WBJV properties provide easy access to all portions.

Item 7(c): Population Centres and Modes of Transport

The closest major population centre to the project is the town of Rustenburg, located about 41km to the southeast of the project. Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 16km to the north of the project area. The Sundown Ranch Hotel lies in close proximity to the project area and offers rooms and chalets as accommodation. The WBJV properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

Item 7(d): Climate and Length of Operating Season

With low rainfall (the area is considered semi arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone. The rainy season is in the summer months from October to April with the highest rainfall in December and January.  In summer (November to April) the days are warm to hot, with afternoon showers or thunderstorms; temperatures average 26ºC (79ºF) and can rise to 38ºC (100ºF); and night temperatures drop to around 15ºC (60ºF). During winter months (May to October) days are dry and sunny with moderate to cool temperatures, while evening temperatures drop sharply. Temperatures by day generally reach 20ºC (68ºF) and can drop to below 0ºC with frost occurring in the early morning. The hottest months are generally December and January with June and July being the coldest. The climate of the area does not hinder the operating season and exploraiton can continue all year long.

Item 7(e): Infrastructure with respect to Mining

As this report deals with an exploration project, it suffices to note that all areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines cross both project areas and water is, as a rule, drawn from boreholes.

As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of AP is located within 60km of the property.

Surface rights to 365ha on Elandsfontein have been purchased and this may be of some use for potential operations. Further surface rights will be required.

ITEM 8: HISTORY

Item 8(a): Prior Ownership

Elandsfontein (PTM), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were previously all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Academic work such as that carried out by the Council for Geoscience (government agency) is generally not of an economic nature.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been held by major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn have since been acquired by AP through RPM and now contributed to the WBJV.

Item 8(b): Work Done by Previous Owners

Previous geological exploration was carried out by AP as the original owner of some of the mineral rights. AP managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest. Geological and sampling logs and an assay database are available which was utilised in the resource estimation for Project Area 2.

Wesizwe conducted a drilling programme on its 50% held rights to Ptn RE 4 of Frischgewaagd, which forms an overlap part of the Project Area 2.

Existing gravity and ground magnetic survey data, details of which are covered in more detail in Item12 (a) were helpful in the interpretation of the regional and local geological setting of the reefs. A distinct increase in gravity values occurs from the southwest to the northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. Low gravity trends in a southeastern to northwestern direction. The magnetic survey reflects the magnetite-rich Main Zone and some fault displacements and late-stage intrusives in the area.

Item 8(c): Historical Mineral Reserves and Resources

A resource statement was produced by Wesizwe on 30 June 2006 over an area which includes, but is not limited to, Ptn RE 4 of Project Area 2 (see Diagram 3). These resources are in the public domain, and have been completed by qualified independent consultants and are not reported as a NI 43-101 report.

Project Area 2 is a natural extension of the same deposit defined in Project Area 1, for which a comprehensive history of resources has been declared, as stated below.

Project Area 1 – Adjacent Property

Previous Inferred Mineral Resources quoted for Project Area 1 are those published in the AP 2004 annual report The resources of AP as reported are subject to an independent audit. The prill splits for these estimates are not available but the estimates are seen as relevant, reliable and in compliance with SAMREC reporting best practice. They can not be reported here as they are not historical, before 2001 or the subject of the NI 43-101 filed report. An independent expert subsequently provided an updated estimated Inferred Mineral Resource of 15.41Mt grading 7.92g/t 4E (3.93 million ounces 4E) on the Merensky Reef and 10.05Mt grading 2.52g/t 4E (0.82 million ounces 4E) on the UG2 Reef, as announced in the news release dated 7 March 2005 (SEDAR-filed 22 April 2005).

PTM then announced on 12 December 2005 (SEDAR-filed 13 January 2006) an estimated Indicated Resource of 6.92Mt grading 5.89g/t 4E (1.31 million ounces 4E) and an Inferred Mineral Resource of 20.28Mt grading 5.98g/t 4E (3.90 million ounces 4E).

On 2 March 2006 an increase in Indicated Resource to 20.45Mt grading 3.91g/t 4E (2.57 million ounces 4E) and in Inferred Mineral Resource to 30.99Mt grading 5.16g/t 4E (5.14 million ounces 4E) was published (SEDAR-filed 13 April 2006).

PTM announced a Measured Resource on 21 September 2006 (SEDAR-filed 6 November 2006) of 4.453Mt grading 5.20g/t (0.744 million ounces 4E) and an increase in Indicated Mineral Resource to 40.284Mt grading 4.28g/t (5.546 million ounces 4E) and in Inferred Mineral Resource of 15.051Mt grading 4.15g/t (2.006 million ounces 4E) for Project 1.

A revised resource estimation was announced on 10 January 2007 (SEDAR-filed 30 January 2007). The Measured Resource was estimated at 4.453Mt grading 5.20g/t (0.744 million ounces 4E), the Indicated Mineral Resource at 40.926Mt grading 4.31g/t (5.676 million ounces 4E) and the Inferred Mineral Resource at 14.363Mt grading 4.03g/t (1.863 million ounces 4E) for Project 1.

All of the SEDAR-filed communications listed above are in accordance with SAMREC categories and were reliable at the time of the estimate.

Item 8(d): Production from the Property

There has been no previous production from any of the WBJV properties.

ITEM 9: GEOLOGICAL SETTING

Regional Geology

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic component of the Complex hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly.

These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs.

The mafic rocks are collectively termed the Rustenburg Layered Suite (RLS) and are subdivided into the following five zones (Diagram 4):

•

Marginal Zone comprising finer-grained gabbroic rocks with abundant country-rock xenoliths.

•

Lower Zone – the overlying Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite).

•

Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (MG) – mark the top of the pyroxenite-dominated lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and noritic rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow pyroxenitic horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into leuconorites and anorthosites. The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The Merensky Reef (MR) is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

•

Main Zone – consists of norites grading upwards into gabbronorites. It includes several mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the project area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•

Upper Zone – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

The location of Project Area 2 on the BIC is illustrated in Diagrams 1 and 2.

Local Geology –Western Bushveld Lobe

Exposures of the BIC located on the western limb (Diagram 1) include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites.

Viljoen (1999) originally proposed a structural interpretation based on geological and geophysical data for the western lobe of the BIC. This study included gravity and vibroseis seismic data for the southwestern portion of the RLS northwest of Rustenburg (including the Boshoek section). It was concluded that the Merensky Reef is present within much of this lobe, including the part further to the east below the Nebo granite sheet. The position of the Merensky Reef is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone. The seismic data also portrayed an essentially sub-horizontal disposition of the layering within the BIC mafic rocks below the Nebo granite sheet.

The gravity data indicates a gravity-high axis extending throughout the western lobe following the upper contact of the mafic rocks with the overlying granitic rocks. A number of pronounced gravity highs occur on this axis. A gravity anomaly with a strike length of 9km is situated northeast of Rustenburg towards the east of the Boshoek section. The gravity highs have been interpreted as representing a thickening of the mafic rocks, reflecting feeder sites for the mafic magma of the western BIC (Viljoen, 1999).

The western lobe is interpreted by Viljoen as having two main arcuate feeder dykes which closer to surface have given rise to arcuate, coalescing, boat-shaped keels containing saucer-shaped, inward-dipping layers, analogous to the Great Dyke of Zimbabwe.

In the Boshoek section north of Rustenburg, the variable palaeo-topography of the Bushveld floor represented by the Transvaal Supergroup contact forms a natural unconformity with the overlying Bushveld layered sequence. Discontinuities due to structural interference of faults, sills and dykes are pronounced in the area and are ascribed to the presence of the Pilanesberg Alkaline Complex intrusion to the north of the property. The possibility exists that pothole edges may be associated with the Contact Reef. Duplicated reef intersections (isolated cases) could also represent pothole edge effects (goose-necking). Furthermore, pseudo-reefs along the pothole edges associated with goose-necking may be interpreted within the project area as evidence of potholes.

The sequence of the BIC within the WBJV area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Stratigraphy

The detailed stratigraphy of the western BIC is depicted in Diagram 5 and described in the table below:-

Table 2: Detailed Stratigraphy of Project

Units	Lithology	Thickness	Comments
Base of Main Zone	Norite.	< 60m
Hanging Wall Units (HW5–1)	Spotted and mottled anorthosite.	< 20m thick close to subcrop and < 130m thick away from the subcrop.
Bastard Reef	Pyroxenite.	< 2m
Mid3–1	Norite to mottled anorthosite.	6–30m from shallow to deeper environments.
Merensky Reef pyroxenite	Pegmatoidal feldspathic pyroxenite/ chromitite layer/ harzburgite and/or pegmatiodal pyroxenite.	Generally < 2m thick

The Merensky Reef varies from pegmatoidal feldspathic pyroxenite < 10cm thick and/or a mm-thick chromitite layer, a contact only, to a thicker (more than 100cm) type of reef consisting of harzburgite and/or pegmatoidal pyroxenite units.

Footwall Units (FW1–5)	Norite	< 13m	Not always developed
FW6	Mottled anorthosite

Has a chromitite layer (Lone-chrome) which, although mere mm’s thick within the pegmatoidal feldspathic pyroxenite-reef-type area, is generally developed in this area and constitutes a critical marker horizon.

FW7–11	Mostly norite	< 25m	Not always developed.
FW12	Mottled anorthosite	< 2m	Generally well developed..
UG2	Chromitite/pyroxenite reef.	Very thin in southern part of property. Seems to thicken, where the palaeo-floor to the Bushveld Complex tends to have lower slope gradients.	Disrupted in most cases.
FW 13	Medium-grained norite.
UG1	Multiple chromitite seams.
FW16	Medium-grained mottled anorthosite.
Transvaal Basement Sediments

Thickening of the stratigraphic units trends more or less from the southwest to the northeast. This may have resulted from a general thickening of the entire BIC towards the central part of the Complex, away from the steeper near-surface contact with the Transvaal Supergroup. Some localities were identified in the central part of the WBJV project area, where thinning of lithologies is may be due to palaeo-high environments within the footwall below the BIC.

Faulting

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property with the dominant structures oriented at 345 degrees and 315 degrees north respectively. The first fault set appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

Dykes and Sills

Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5–30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Replacement Pegmatites

Pseudo-form replacement bodies exist within the Elandsfontein property and seem to be concentrated in the lower part of the Main Zone and HW5 of the Critical Zone. Reef packages to the south in the Elandsfontein and Frischgewaagd (PTM) area are marginally affected (Siepker and Muller, 2004). This should be taken into consideration in the resource estimation and geological loss figures for both Merensky and UG2 reefs. Because of the pseudo-form nature of these bodies, it is difficult to assess their interference with the reef horizon are difficult.

Depth of Oxidation and Overburden

Evidence from boreholes to date shows that the regolith thickness in the WBJV area varies from 21–32m (it is for this reason that all boreholes are cased up to a depth of at least 40m). The depth of oxidation coincides with depth of weathering and affects the reef horizons along the subcrop environment and along the 1,015 AMSL reef contour line.

ITEM 10: DEPOSIT TYPES

There are two potentially economically viable platinum-bearing horizons in this area: (1) the Merensky Reef – occurring as either a pegmatoidal feldspathic pyroxenite, a harzburgite, or a coarse-grained pyroxenite – and (2) the UG2 Reef as a chromite seam/s.

Correlation and Lateral Continuity of the Reefs

The lower noritic portion of the Main Zone could be identified and correlated with a high degree of confidence. A transgressive contact exists between the Main Zone and the anorthositic hanging wall sequence. The HW5–1 sequence is taken as a marker horizon and it thins out significantly from northeast to southwest across and along the dip direction. Because of thinning of the Critical Zone, only the primary mineralised reefs (Merensky and UG2), the Bastard Reef, Merensky pyroxenite above the Merensky Reef, FW6 and FW12 have been positively identified. The sequence was affected by iron-replacement, especially the pyroxenites towards the western part of the property. Evidence of iron-replacement also occurs along lithological boundaries within the Main Zone and the HW5 environment of the Critical Zone and in a down-dip direction towards the deeper sections of the property.

Only the reef intersections that had no faulting or disruptions/discontinuities were used in the resource estimate. The UG1, traditionally classified as a secondary reef typically with multiple chromitite seams, has been intersected in some boreholes; although in many cases strongly disrupted, it showed surprisingly attractive grades.

Structural Model

A structural model was deduced from geophysical information and borehole intersections in the Project Area 1 area. In general, three phases of deformation are recognised in the area. The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-BIC age. A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west. A third and final phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures.

No detailed structural model has been constructed for Project Area 2 specifically.  However, the structural model for Project Area 1 will be utilised in the area until further drilling has been completed and a detailed structural model can be constructed.

Geological Model: Boshoek section of the Western Bushveld Complex (from Schürmann, 1993)

The Boshoek Section is located in the mafic part of the southwestern BIC. It lies between the Magaliesberg Formation quartzites in the south and west, the gabbro of the Upper Zone in the east and the Pilanesberg Alkaline Complex in the north. The BRPM lease area is situated in the Boshoek section north of Rustenburg.

Rocks of the RLS are poorly exposed in the southwestern BIC. The RLS is subdivided into the Boshoek, Rustenburg and Marikana sections by marked undulations within the sedimentary floor rocks. These undulations appear to be responsible for lateral variations in thickness of the different units of the lower Critical Zone. In the Boshoek section, only the Marginal, Critical and Main Zones are developed within the RLS. The lower Critical Zone is conformable and above the Marginal Zone lithological sequence. The Marginal Zone is mainly represented by norite, the lower Critical Zone by harzburgite and pyroxenite, the upper Critical Zone by anorthosite, norite and porphyritic pyroxenites, the Main Zone by gabbros and the Upper Zone by ferrogabbro.

Leeb-Du Toit (1986) described the succession from the UG1 to the top of the Bastard Reef in the Impala Lease area and introduced a model whereby characteristic rock layers are numbered sequentially from the Merensky Reef footwall layers downwards and upwards from the Reef hanging wall layers.

Structure

Floor rocks in the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest-trending post-Bushveld Rustenburg fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70 degrees and dipping very steeply south-southeast or north-northwest, is related to the Rustenburg fault system. These structures were reactivated during intrusion of the Pilanesberg Alkaline Complex. Dykes associated with this Complex intruded along these faults and joints. Two stages of folding have been recognised within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths are present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated. The Merensky and UG2 isopach is on average 35.5 metres.

Stratigraphy of the Upper Critical Zone

The upper Critical Zone of the RLS comprises mostly norites, leuconorites and anorthosites. Leeb-Du Toit (1986) assigned numbers to the various lithological units according to their position in relation to the Merensky unit. The footwall layers range from FW14 below the UG1 chromitite to FW1 directly below the Merensky Reef. The hanging wall layers are those above the Bastard Reef and range from HW1 to HW5.

The different layers within the Merensky unit are the Merensky feldspathic pyroxenite at the base, followed by a leuconorite (Middling 2) and a mottled anorthosite (Middling 3). The feldspathic pyroxenite layers (pyroxene cumulates) are named according to the reef hosted by them. These include (from the base upwards) the UG1, the UG2 (upper and lower), the Merensky and the Bastard pyroxenite. Schürmann (1993) subdivided the upper Critical Zone in the Boshoek section into six units based on lithological features and geochemical trends. These are the Bastard, the Merensky, the Merensky footwall, the Intermediate, the UG2 and the UG1 units. The Intermediate and Merensky footwall units were further subdivided based on modal-mineral proportions and whole-rock geochemical trends. The following is a detailed description of the subdivision of the upper Critical Zone in the Boshoek section (Schürmann):

Bastard Unit

The Bastard unit consists of a basal pyroxenite some 3m thick with a thin chromitite developed on the lower contact. This chromitite is the uppermost chromitite layer in the Critical Zone. A 6.5m-thick norite layer (HW1) overlies the pyroxenite. HW1 is separated from HW2 by two thin mottled anorthosite layers. HW3 is a 10m-thick mottled anorthosite and constitutes the base of the Giant Mottled Anorthosite. The mottled anorthosites of HW4 and HW5 are about 2m and 37m thick respectively. Distinction between HW3, 4 and 5 is based on the size of the mottles of the respective layers.

Merensky Unit

The Merensky unit, with the Merensky Reef at its base, is the most consistent unit within the Critical Zone (see Item 9).

Merensky Footwall Unit

This unit contains the succession between the FW7/FW6 and the FW1/MR contacts. Leeb-Du Toit (1986) indicated that where the FW6 layer is thicker than 3m, it usually consists of four well-defined rock types. The lowermost sublayer, FW6(d), is a mottled anorthosite with mottles of between 30mm and 40mm in diameter. It is characterised by the presence of nodules or “boulders” and is commonly referred to as the Boulder Bed. The nodules are described as muffin-shaped, 5–25cm in diameter, with convex lower contacts and consisting of cumulus olivine and orthopyroxene with intercumulus plagioclase. A single 2–10mm chromitite stringer is present at the base of the FW6(d) sublayer. FW6(c) is also a mottled anorthosite but not always developed. FW6(b) is a leuconorite containing pyroxene oikocrysts 10–20mm in diameter. Two layers (both 2–3cm thick) consisting of fine-grained orthopyroxene and minor olivine define the upper and lower contacts. FW6(a), the uppermost sublayer, is also a mottled anorthosite.

FW6 is overlain by a uniform norite (FW5), with a thickness of 4.1m. It appears to thin towards the north to about one metre. FW4 is a mottled anorthosite 40cm thick, with distinct layering at its base. FW3 is an 11m-thick uniform leuconorite. FW2 is subdivided into three sublayers.  FW2(b) is a 76cm-thick leuconorite and is overlain by a 33cm-thick layer of mottled anorthosite – FW2(a). Where FW2 attains a maximum thickness of 2m, a third layer in the form of a 1–2cm-thick pyroxenite or pegmatitic pyroxenite, FW2(c), is developed at the base. FW2(c) is absent in the Boshoek section area (Schürmann, 1993). FW1 is a norite layer about 7m thick. Schürmann further subdivided the Merensky footwall unit into four subunits. The lowermost subunit consists of sublayers FW6(d) and FW6(b). Subunit 2, which overlies subunit 1, commences with FW6(a) at the base and grades upwards into FW5. The FW5/FW4 contact is sharp and divides subunits 2 and 3. Subunit 3 consists of FW4, FW3 and sublayer FW2(b). Subunit 4 consists of FW2(a) and FW1 and forms the uppermost subunit of the Merensky footwall unit.

Intermediate Unit

The Intermediate unit overlies the upper pyroxenite of the UG2 unit and extends to the FW7/FW6 contact. The lowermost unit is the 10m-thick mottled anorthosite of FW12 which overlies the UG2 upper pyroxenite with a sharp contact. FW11, a roughly one-metre-thick leuconorite, has gradational contacts with the under- and overlying layers. FW10 consists of a leuconorite layer of about 10m. Subdivision between these two units is based on the texture and subtle differences in the modal composition of the individual layers. Leeb-Du Toit (1986) termed FW11 a spotted anorthosite and FW10 an anorthositic norite. FW12, 11 and 10 constitute the first Intermediate subunit as identified by Schürmann (1993). The second Intermediate subunit consists of FW9, 8 and 7. The 2m-thick FW9 mottled anorthosite overlies the FW10 leuconorite with a sharp contact. The FW8 leuconorite and FW7 norite are respectively 3m and 37m thick. The FW9/FW8 and FW8/FW7 contacts are gradational but distinct. A 1.5m-thick highly contorted mottled anorthosite “flame bed” is present 15m above the FW8/FW7 contact.

UG2 Unit

The UG2 unit commences with a feldspathic pyroxenite (about 4m thick) at its base and is overlain by an orthopyroxene pegmatoidal layer (0.2–2m thick) with a sharp contact. Disseminated chromite and chromitite stringers are present within the pegmatoid. This unit in turn is overlain by the UG2 chromitite (0.5–0.8m thick) on an irregular contact. Poikilitic bronzite grains give the chromitite layer a spotted appearance. A 9m feldspathic pyroxenite overlies the UG2 chromitite. The upper and lower UG2 pyroxenites have sharp contacts with FW12 and FW13. The upper UG2 pyroxenite hosts the UG2 Leader seams, which occur between 0.2m and 3m above the main UG2 chromitite.

UG1 Unit

The UG1 chromitite layer is approximately one metre thick and forms the base of this unit. It is underlain by the 10m-thick FW14 mottled anorthosite. The UG1 chromitite layer bifurcates and forms two or more layers within the footwall mottled anorthosite, while lenses of anorthosite also occur within the chromitite layers. The overlying pyroxenite consists of cumulus orthopyroxene, oikocrysts of clinopyroxene and intercumulus plagioclase. The UG1 pyroxenite is separated from the overlying FW13 leuconorite (about 8m thick) by a thin chromitite layer (1–10cm) with sharp top and bottom contacts.

ITEM 11: MINERALISATION

Mineralisation Styles and Distribution

Merensky Reef

The most pronounced PGM mineralisation along the western limb of the BIC occurs within the Merensky Reef and is generally associated with a 0.1–1.2m-thick pegmatoidal feldspathic pyroxenite unit. The Merensky Reef is generally also associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxentite.

The Merensky Reef has been delineated into four different domains according to reef type in Project Area 2, Four types of reef facies occur in the greater area, namely the Normal Facies, the Normal Footwall Facies, the Detached Facies and the Single Facies.

Wesiswe has defined the four different facies types, which PTM has relied upon, occurring in the area, detailed as follows.

The Normal Reef has virtually no platinum mineralisation below the basal chromitite layer, but minor platinum mineralisation extends into the overlying feldspathic pyroxenites. The average width of the platinum mineralisation above a cut-off of 1.0g/t is 227cm and it can be seen to be bottom-loaded. Also, the Pt : Pd histogram depicts a near constant ratio apart from the lower chromitite layer that is palladium poor.

The Normal Footwall Reef is similar to the Normal Reef, other than the former has norite in the footwall, and is associated with mineralisation.

The Single Chromitite Reef has significant platinum mineralisation contained in the underlying anorthosite rocks as well as in the overlying feldspathic pyroxenites. The average width of the platinum mineralisation above a cut-off of 1.0g/t is 225cm and it can be seen to have the peak of platinum mineralisation over the chromitite layer and one in the hangingwall. Also, the Pt : Pd histogram depicts a near constant ratio apart from the chromitite layer that is palladium poor.

The Detached Reef has the platinum peak at the top chromitite layer and a lesser one over the basal chromitite layer, which forms the base of the mineralisation. Mineralisation into the hangingwall rocks does occur. The average width of the platinum mineralisation above a cut-off of 1.0g/t is 113cm and the Pt : Pd ratios peak over the chromitite layers.

UG2 Reef

The second important mineralised unit is the UG2 chromitite layer, which is on average 1.50m thick and occurs within the project area. Only one facies type has been delineated over Project Area 2. Further work will be conducted in this area once futher drilling has been completed.

ITEM 12: EXPLORATION

Item 12(a): Survey (field observation) Results, Procedures and Parameters

Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified. Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein.

Geophysical information obtained from AP was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the BIC. The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements

Mr BW Green was contracted to do ground geophysical measurements. Ground gravity measurements of 120.2km have been completed on 500m line spacing perpendicular to the strike across the deposit, together with 65.5km magnetic. The ground gravity data played a significant role in determining the hinge line where the BIC rocks start thickening down-dip, and this raised the possibility of more economic mineralisation. At the same time the data shows where the Transvaal footwall causes the abutment or onlapping of the BIC rocks. Ground magnetic data helped to highlight faults and dykes as well as to delineate the IRUPs.

Gravity Survey

The objective of the gravity survey was twofold:

1.

to determine the structure of the subcropping mafic sheet on the sedimentary floor. This mafic sheet has a positive density contrast of 0.3 gram per cubic centimetre (Smit et al,) with the sediments.

2.

to determine the thinning (or abutment) to the west of the mafic rocks on the floor sediments.

The instruments used for this survey are:

1.

Gravity meter – Texas Instruments Worden Prospector Gravity Meter – This is a temperature-compensated zero length quartz spring relative gravimeter with a claimed resolution of 0.01mgal and an accuracy of 0.05mgal.

2.

Position – Garmin GPS 12, Garmin GPS 72 and Magellan eXplorist 300 – These are 12- (Garmins) and 14-channel (Magellan) hand-held navigation GPSs; all with screens displaying the track, the ability to repeat and average each reading to a required level of accuracy and large internal memories. The GPSs were all set to the UTM projection (zone 35J) and WGS84 coordinate system. The X-Y positional accuracy was well within the specifications of this survey but the Z coordinate accuracy was inadequate.

3.

Elevation – American Paulin System Surveying Micro Altimeter M 1-6 – This is a survey-standard barometric altimeter with a resolution of 30cm commonly used in regional gravity surveys. Although it does not meet the requirements of micro-gravity surveys, it is well up to the requirements of this survey.

Field Procedure

The survey was completed in two phases – a reconnaissance survey followed by a second detailed phase completed in four steps. The initial phase consisted of a gravity survey along the major public roads of the project area. All kilometre posts (as erected by the Roads department) were tied in as base stations through multiple loops to a principal base station.

Readings were taken at 100m-intervals between the base stations, re-occupying the stations at less than hourly intervals. The instrument was only removed from its padded transport case for readings. The readings were taken on the standard gravimeter base plate and then used to determine the positions. At each station the gravimeter was read, the GPS X-Y position was taken until the claimed error was less than 5m and then stored along with the time on the instrument (All three GPSs were used alternately during the survey with a short period of overlap to check for instrument error). The elevation was then determined using the Paulin altimeter. This exercise covered 55 line kilometres.

The second phase involved taking readings at every 100m along lines 500m apart with a direction of 51 degrees true north. The GPSs played an important role in identifying gaps and ensuring that the lines being navigated were parallel to each other. Previously established base stations were re-occupied at least every hour. Where base stations were missing, additional stations were tied in with the original. This exercise covered 65 kilometres.

Post Processing

If drift on the altimeter and gravimeter were found to be excessive new readings were taken, otherwise drift corrections were applied to the readings. Using the gravimeters dial constant the raw readings were converted to raw gravity readings. The latitude, Bouguer and free-air corrections were then applied to the data. For the Bougeur correction a density of 2.67 gram per cubic centimetre (g/cc) was used.

The terrain-effect was calculated for the observation points closest to the Pilanesberg and was found to be insignificant in relation to the gravitational variations observed.

The resultant xyz positions was then gridded on a 25m grid using a cubic spline gridding algorithm. Filters were applied to this grid and the various products used in an interpretation which included information about the varying thickness of the mafic sheet, the presence of faults and the extent of the IRUPs.

Magnetic Survey

The purpose of the ground magnetic survey was to trace faults and dykes, determine the sense and magnitude of movement of such features and to delineate the highly magnetic IRUPs. It was decided to be consistent with the gravity survey and to use lines of a similar direction and spacing. In practise, however, this was not always possible owing to the magnetic survey’s susceptibility to interference from parallel fences, power lines and built-up areas in general. For these reasons as well as possible interference from gravity-related equipment, magnetic surveys are generally done after the gravity survey.

The instruments used for this survey are:

1.

Magnetics – Geometrics G 856 – This instrument is a proton-precession magnetometer used in this case as a total field instrument.

2.

Position – Garmin GPS 12, Garmin GPS 72 and Magellan eXplorist 300 – see gravity survey.

Field Procedure

The field procedure was similar to that of the second phase detailed gravity survey with the GPS used for guidance and covered 65 kilometres. With no equivalent to the gravity survey's first phase and no second magnetometer being used as a base station, a series of magnetic base stations also had to be tied in so that a base station was returned to every 30 minutes. Readings (including time) were taken at an average of 5m intervals. Position was determined by GPS every 100m and other positions interpolated through processing. Possible sources of interference such as fences and power lines were noted.

Post Processing

All high-frequency signals associated with cultural effects were removed. The individual lines were then put through various filters and the results presented as stacked profiles and interpreted. Inversion modelling was also performed on specific anomalies and the results included in the interpretation compilation, together with information on faults, dykes and IRUPs.

Item 12(b): Interpretation of Survey (field observation) Results

The structural features identified from the aeromagnetic data were interpreted in terms of a regional structural model. Major dyke features were easily recognised and these assisted in the compilation of a structural model for the WBJV project area. Exploration drilling later helped to identify a prominent east-west-trending linear feature as a south-dipping dyke. This dyke occurs along the northern boundary of Project Area 1.

A second dyke occurs along the northeastern boundary of the Elandsfontein and Frischgewaagd areas. Other major structural features include potential faults oriented at 345 degrees north in the deep environment of the Frischgewaagd south area.

Item 12(c): Survey (field observation) Data Collection and Compilation

Anglo Platinum supplied the geophysical and satellite imagery data. Mr WJ Visser (PTM) and Mr BW Green were responsible for the interpretation and modelling of the information, with the assistance of AP. All other field data (mapping, soil sampling, XRF, petrography and ground magnetic and gravimetric surveys) were collected, collated and compiled by PTM personnel under the guidance and supervision of Mr WJ Visser and are deemed to be reliable and accurate.

ITEM 13: DRILLING

Type and Extent of Drilling

The type of drilling being conducted on the WBJV is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. To date, 9 boreholes have been drilled by PTM on Project Area 2.

Procedures, Summary and Interpretation of Results

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

Comment on True and Apparent Widths of the Mineralised Zones

The geometry of the deposit has been clearly defined in the sections drawn through the property. All holes were drilled vertically (minus 90 degrees) and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 2 to 3 degrees. This dip has been factored into the calculations on which resource estimates are based.

Comment on the Orientation of the Mineralised Zones

The mineralised zones within the project area include the Merensky and the UG2 Reefs, both of which are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate. The stratigraphic markers above and below the economic horizons have been recognised and facilitate recognition of the Merensky and the UG2 Reefs. There are a few exceptions to the quality of recognition of the stratigraphic sequences. These disruptions are generally of a structural nature and are to be expected within this type of deposit. In some boreholes no clear stratigraphic recognition was possible. These holes were excluded from resource calculations.

ITEM 14: SAMPLING METHOD AND APPROACH

The following sections (Item 14, 15 and 16), which deal with the sampling methods used, sample preparation and data verification methodologies are only applicable to the boreholes that were drilled by PTM. The Wesiswe borehole information was obtained from the public domain and they are substantiated by QA&QC detailed in the The Mineral Corportion’s Competent Persons Report, prepared for Wesiswe, in November 2005 (Young, 2005).

Item 14(a): Sampling Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in one-metre units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – Merensky Reef and UG2 Reef – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system (commercially available logging software). The sampling extends for about a metre into the hangingwall and footwall of the economic reefs. A total of 7,090m has been drilled by PTM across Project Area 2, covering approximately 5,751,900m². Altogether 656 samples have been submitted for assaying, including 546 field samples, 50 standards and 60 blanks.

Item 14(b): Drilling Recovery

All reef intersections that are sampled require a 100% core recovery. If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Item 14(c): Sample Quality and Sample Bias

The sampling methodology accords with PTM protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Item 14(d): Widths of Mineralised Zones – Mining Cuts

The methodology in determining the mining cuts is derived from the core intersections. Generally, the economic reefs are ~1.5m thick. For both the Merensky Reef and UG2 Reef, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre. The cut is taken from that chromite contact to 10cm below and extended vertically to accommodate most of the metal content. If this should result in a mining cut less than a metre up from the bottom reef contact, it is extended further to one metre. If the mining cut is thicker than the proposed metre, the last significant reported sample value above one metre is added to determine the top reef contact.

Item 14(e): Summary of Sample Composites with Values and Estimated True Widths

Of the 9 boreholes that were drilled on Project Area 2 by PTM, only two boreholes intersected the orebody’s. The following table detailes the composites that were used in the estimation of the Inferred Mineral Resources.

Table 3: Project Area 2 Borehole Composite Values and Estimated True Widths

BHORIG	DEFL	REEF	Reef Type	CW	CM4E	4EGT	PT	PD	RH	AU
				cm	cmg/t	g/t	g/t	g/t	g/t	g/t
WFA01	D0	MR	Normal	180	898	4.99	3	1.09	0.11	0.31
WFA01	D1	MR	Normal	174	783	4.5	3	1.09	0.11	0.31
WFA01	D2	MR	Normal	193	953	4.94	3.08	1.43	0.2	0.22
WFA01	D2	UG2	Reg P/H	254	396	1.56	0.82	0.64	0.1
WFA01	D0	UG2	Reg P/H	221	798	3.61	2.02	1.24	0.35
WFA01	D1	UG2	Reg P/H	220	704	3.2	1.77	1.2	0.23
WFA03	D0	MR	Normal	142	785	5.53	3.46	1.52	0.32	0.22
WFA03	D1	MR	Normal	136	1006	7.4	4.47	2.33	0.37	0.23
WFA03	D2	MR	Normal	146	946	6.48	4.15	1.79	0.22	0.33
WFA03	D0	UG2	Pothole	160	634	3.96	2.33	1.18	0.44	0.01
WFA03	D1	UG2	Pothole	177	984	5.56	3.32	1.72	0.52	0.01
WFA03	D2	UG2	Pothole	167	633	3.79	2.4	0.94	0.44	0.01
WFA04	D0	MR	Sing Chr	99	246	2.48	1.53	0.64	0.13	0.17
WFA04	D1	MR	Sing Chr	100	650	6.5	5.07	1.03	0.21	0.19
WFA04	D3	MR	Sing Chr	101	382	3.78	2.43	0.97	0.13	0.25
WFA04	D0	UG2	Reg P/H	128	626	4.89	3.15	1.09	0.63	0.02
WFA04	D1	UG2	Reg P/H	125	740	5.92	3.48	1.76	0.64	0.04
WFA14	D0	MR	Norm ftw	177	977	5.52	3.62	1.18	0.24	0.2
WFA14	D1	MR	Norm ftw	175	824	4.71	3.42	0.92	0.21	0.16
WFA14	D3	MR	Norm ftw	172	1070	6.22	3.61	2.12	0.24	0.25
WFA14	D0	UG2	Normal	158	809	5.12	3	1.61	0.49	0.02
WFA14	D1	UG2	Normal	127	530	4.17	2.68	0.98	0.47	0.04
WFA14	D3	UG2	Normal	208	863	4.15	2.68	1.01	0.43	0.03
WFA24	D1	MR	Norm ftw	126	301	2.39	1.68	0.44	0.09	0.17
WFA24	D2	MR	Norm ftw	102	603	5.91	4.7	0.84	0.26	0.11
WBJV157	D2	MR	Detached	133	407	3.06	2.87	0.17	0.01	0
WBJV157	D4	MR	Detached	136	709	5.21	4.29	0.87	0.05	0.01
WBJV160	D0	MR	Detached	117	873	7.46	6.32	1.07	0.06	0.01
WBJV160	D1	MR	Detached	112	282	2.52	2.39	0.12	0.01	0

Note: The Wesize borehole information was obtained from www.wesizwe.co.za

          The AP borehole information has been excluded from this table as it is not public information.

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

Item 15(a): Persons Involved in Sample Preparation

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the exploration office by PTM personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•

Drillers’ depth markers (discrepancies are recorded).

•

Fitment and marking of core pieces.

•

Core losses and core gains.

•

Grinding of core.

•

One-meter-interval markings on core for sample referencing.

•

Re-checking of depth markings for accuracy.

Core logging is carried out by hand on a PTM pro-forma sheet by qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by PTM contractors.

Item 15(b): Sample Preparation, Laboratory Standards and Procedures

When samples are prepared for shipment to the analytical facility the following steps are followed:

•

Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

•

The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

•

The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

The laboratories that have been used to date are Anglo American Analytical Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa) and (currently) Set Point Laboratories (South Africa). Dr B Smee has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilises in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for ICP analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGMs by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Item 15(c): Quality Assurance and Quality Control (QA&QC) Procedures and Results

The PTM protocols for quality control are as follows:

1.

The project geologist (Mr A du Plessis) oversees the sampling process.

2.

The core yard manager (Mr P Pitjang) oversees the core quality control.

3.

The exploration geologists (Ms B Kgetsi, Mr A Nyilika and Mr L Radebe) and the sample technicians (Mr I Ernst and Mr LJ Selaki) are responsible for the actual sampling process.

4.

The project geologist oversees the chain of custody.

5.

The internal QP (Mr W Visser) verifies both processes and receives the laboratory data.

6.

The internal resource geologist (Mr T Botha) and the database manager (Mr M Rhantho) merge the data and produce the SABLE sampling log with assay values.

7.

Together with the project geologist, the resource geologist determines the initial mining cut.

8.

The external auditor (Mr N Williams) verifies the sampling process and signs off on the mining cut.

9.

The second external database auditor (Mr A Deiss) verifies the SABLE database and highlights QA&QC failures.

10.

Ms E Aling runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP.

11.

The internal QP requests re-assays.

12.

Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards

Certified reference standards are inserted into the sampling sequence to assess the accuracy and possible bias of assay values for platinum, palladium, rhodium and gold (tabulated below) and to monitor potential bias of the analytical results.

Table 4: Standards used for QA&QC

Standard type	Pt	Pd	Rh	Au
CDN-PGMS-5	Yes	Yes	-	-
CDN-PGMS-5	Yes	Yes	-	Yes
CDN-PGMS-5	Yes	Yes	-	Yes
CDN-PGMS-5	Yes	Yes	-	Yes
CDN-PGMS-5	Yes	Yes	-	-
AMIS0005	Yes	Yes	Yes	-
AMIS0007	Yes	Yes	Yes	-
AMIS0010	Yes	Yes	-	-

Generally the standards are inserted in place of the tenth sample in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (e.g. through storage in a dusty environment, being placed in a less than pristine sample bag or being in any way contaminated in the core saw process).

Assay testing refers to Round Robin programmes involving collection and preparation of material of varying matrices and grades, to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralisation being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

Reasons why standards failed may include database errors, selection of wrong standards in the field, sample mis-ordering errors and bias from the laboratory. A failed standard is considered to be cause for re-assay if it falls within a determined mining cut for either the Merensky or UG2 Reefs (MRMC and UG2MC). The bulk of the economic value of the reefs is located within the combined value for Pt and Pd with Rh and Au comprising only 10% of the 4E value (refer to Item 3 for the prill splits). As requested by a result, standards that failed for Rh and/or Au (Rh evaluated for AMIS0005, AMIS0007 and AMIS0010 standards; Au evaluated for CDN-PGMS-5, 6, 7 and 11) are not included in the final results as the influence is deemed as not of material economic value.

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralisation) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Assay Validation

Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme entails

•

a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

•

ongoing blind pulp duplicate assays at Set Point Laboratory;

•

check assays conducted at an independent assaying facility (Genalysis).

Re-assay

This procedure entailes re-submission and re-assaying of failed standard #2 together with standard #1 submitted before and standard #3 submitted after the particular failed standard #2, as well as all submitted field samples (pulps) in between #1 and #3.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.2mm. Secondly, it is friable and brittle owing to the chrome content: this makes it extremely difficult to quarter the core, which usually ends up in broken pieces and not a solid piece of core.

Because of this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Item 15(d): Adequacy of Sampling Procedures, Security and Analytical Procedures

Sampling Procedures

The QA&QC practice of PTM is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

The author of this report (the independent QP) relied on subordonate qualified persons for the following:

•

correct sampling procedures (marking, cutting, labelling and packaging) were followed at the exploration office and accurate recording (sample sheets and digital recording in SABLE) and chain-of-custody procedures were followed;

•

adequate sampling of the two economic horizons (Merensky and UG2 Reefs) was done;

•

preparations by PTM field staff were done with a high degree of precision and no deliberate or inadvertent bias;

•

correct procedures were adhered to at all points from field to database;

•

PTM’s QA&QC system meets or exceeds the requirements of NI 43-101 and mining best practice; and that

•

the estimates provided for the Merensky and UG2 Reefs are a fair and valid representation of the actual in-situ value.

The QP’s view is supported by Mr N Williams, who audited the whole process (from field to database), and by Mr A Deiss, who regularly audits the SABLE database for correct entry and integrity and also verifies the standards, blanks and duplicates within the database as a second check to the QA&QC graphs run by Ms E Aling.

Security

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the PTM standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from PTM. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to PTM along with the signed analytical certificate/s.

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of PTM to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the PTM management in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, PTM will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose the report is to be delivered directly and solely to the directors of PTM, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Adequacy of Analytical Procedures

The QA&QC practice of PTM is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

The author of this report (the independent QP) relied on subordonate qualified persons for the following:

•

correct sampling procedures (marking, cutting, labelling and packaging) were followed at the exploration office and accurate recording (sample sheets and digital recording in SABLE) and chain-of-custody procedures were followed;

•

adequate sampling of the two economic horizons (Merensky and UG2 Reefs) was done;

•

preparations by PTM field staff were done with a high degree of precision and no deliberate or inadvertent bias;

•

correct procedures were adhered to at all points from field to database;

•

PTM’s QA&QC system meets or exceeds the requirements of NI 43-101 and mining best practice; and that

•

the estimates provided for the Merensky and UG2 Reefs are a fair and valid representation of the actual in-situ value.

ITEM 16: DATA VERIFICATION

Item 16(a): Quality Control Measures and Data Verification

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise the program has very specific requirements and standards. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (DATAMINE). Modelling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification.

Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, isopach or isocon trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Item 16(b): Verification of Data

The geological and economic base data has been verified by Mr A Deiss and has been found to be acceptable.

Item 16(c): Nature of the Limitations of Data Verification Process

As with all information, inherent bias and inaccuracies can and may be present. Given the verification process that has been carried out, however, should there be a bias or inconsistency in the data, the error would be of no material consequence in the interpretation of the model or evaluation. The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage where it is entered into the deposit-modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been done on the recording of borehole information, the assay interpretation and final compilation of the information.

The individuals in PTM’s senior management and certain directors of the company who completed the tests and designed the processes are non-independent mining or geological experts.

Item 16(d): Possible reasons for not having completed a Data Verification Process

There are no such reasons. All PTM data has been verified before being statistically processed.

ITEM 17: ADJACENT PROPERTIES

Item 17 (a) Comment on Public-Domain Information about Adjacent Properties

The adjacent property to the south of the WBJV is the Bafokeng Rasimone Platinum Mine (BRPM), which operates under a joint-venture agreement between Anglo Platinum and the Royal Bafokeng Nation. The operation lies directly to the south of the project area and operating stopes are within 1,500m of the WBJV current drilling area. This is an operational mine and the additional information is published in Anglo Platinum’s 2004 Annual Report, which can be found on the www.angloplats.com website.

The Royal Bafokeng Nation has itself made public disclosures and information with respect to the property and these can be found on www.rbr.co.za.

The AP website includes the following points (Investment Analysts Report 11 March 2005):

•

Originally, the design was for 200,000 tons per month Merensky Reef operation from twin declines using a dip-mining method. The mine also completed an opencast Merensky Reef and UG2 Reef operation, and mechanised mining was started in the southern part of the mine.

•

The planned steady state would be 220,000 tons per month, 80% from traditional breast mining. As a result of returning to traditional breast mining the development requirements are reduced.

•

The mining plan reverted to single skilled operators.

•

The mine mills about 2,400,000 tons per year with a built-up head grade of 4.30g/t 4E in 2005.

•

Mill recovery in 2004 was 85.83%.

•

For 2005 the production was 195,000 equivalent refined platinum ounces.

•

Operating costs per ton milled in 2002, 2003, 2004 and 2005 were R284/t, R329/t, R372/t and R378/t respectively.

The adjacent property to the north of the WBJV is Wesizwe Platinum Limited. The Pilanesberg project of Wesizwe is situated on the farms Frischgewaagd 96 JQ, Ledig 909 JQ, Mimosa 81 JQ and Zandrivierpoort 210 JP. An exploration programme is still actively being conducted.

Wesizwe’s interim report for the six months ended 30 June 2006 published by Wesizwe included a resource declaration on the Merensky and the UG2 Reef horizons. The statement was prepared in accordance with Section 12 of listing requirements of the JSE and the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC code). This estimate is in the public domain, is relavant to the estimate under this report and can not be reported here as it is not a historical estimate or within the scope of a NI 43-101 report.

Down-dip to the east is AP’s Styldrift project of which AP’s attributable interest is 50% of the Mineral Resource and Mineral Reserves. The declared 2005 resource for the project , which is in the public domain, is relavant to the estimate under this report and can not be reported here as it is not a historical estimate or within the scope of a NI 43-101 report.

Item 17 (b) Source of Adjacent Property Information

The BRPM operations information is to be found on website www.angloplats.com and the Royal Bafokeng Nation’s information on website www.rbr.co.za. Wesizwe Platinum Limited information is on website www.wesizwe.co.za and the Styldrift information on website www.angloplats.com.

Item 17 (c) Relevance of the Adjacent Property Information

The WBJV deposit is a continuation of the deposit concerned in the BRPM operations and the Wesizwe project, and the information obtained from BRPM and Wesizwe is thus of major significance and appropriate in making decisions about the WBJV.

The technical information on adjoining properties has been sourced from public domain information and has not been verified by the QP of this report.

Item 17 (d) Application of the Adjacent Property Information

Information from Project Area 1, which is on file in compliance with NI 43-101, has been used in the estimation of the Inferred Mineral Resouce for Project Area 2. This information can accessed from the Sedar website (www.sedar.com). This includes the results of the pre-feasibility study for the purposes of prelimnary cut-off grade on this resource.

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary testing with respect to metallurgy has been used broadly in the determination of cut-off grade. This small scale testing may not repeat in larger commercial operations and has considerable risk, The testing was done on Project 1 and not Project 2.

ITEM 19: MINERAL RESOURCE ESTIMATES

Item 19(a): Standard Resource and Reserve Reporting System

The author has classified the Mineral Resources according to the SAMREC Code and are compliant with NI 43-101.

Item 19(b): Comment on Resource and Reserve Subsets

This report deals primarily with the Mineral Resources. No Mineral Reserves have been classified.

Item 19(c): Comment on Inferred Resource

As only Inferred Mineral Resources have been classified, no addition of the Inferred Mineral Resources to other Mineral Resource categories has taken place.

Item 19(d): Relationship of the QP to the Issuer

Apart from having been contracted to compile this report, the QP has no commercial or other relationship with PTM.

Item 19(e): Detailed Mineral Resource Tabulation

From the interpolated block model, Inferred Mineral Resources were estimated. Table 7 shows the tonnage and grade for each reef at specific cut-off grades for 4E (cmg/t.). The cut-off grade categories are based on content as the interpolation was carried out on content, as was the mechanism for the change of support or post processing.

Table 5: Mineral Resource for the Merensky and UG2 Reefs

Cut-Off 4E	Tonnage	Tonnage - 18% geological loss	Grade 4E	Content 4E		Reef Width
cmg/t	t	t	g/t	g	Moz	cm
MR - Shared Portion
0	7,979,159	6,542,910	5.84	38,195,502	1.228	142
100	7,979,159	6,542,910	5.84	38,195,502	1.228	142
200	7,976,957	6,541,105	5.84	38,193,131	1.228	142
300	7,940,791	6,511,449	5.86	38,134,344	1.226	142
400	7,736,344	6,343,802	5.94	37,660,273	1.211	142
500	7,092,090	5,815,514	6.14	35,734,233	1.149	142
600	6,012,373	4,930,146	6.47	31,875,478	1.025	142
MR - 100% WBJV Area
0	1,794,244	1,471,280	7.03	10,345,519	0.333	173
100	1,794,244	1,471,280	7.03	10,345,519	0.333	173
200	1,794,244	1,471,280	7.03	10,345,519	0.333	173
300	1,794,244	1,471,280	7.03	10,345,519	0.333	173
400	1,794,019	1,471,096	7.03	10,345,069	0.333	173
500	1,790,557	1,468,257	7.04	10,336,547	0.332	173
600	1,772,449	1,453,408	7.08	10,283,454	0.331	173
UG2 – Shared Portion
0	14,586,920	11,961,274	4.63	55,342,030	1.779	157
100	14,578,920	11,954,714	4.63	55,337,345	1.779	157
200	14,302,030	11,727,665	4.70	55,089,485	1.771	157
300	13,288,760	10,896,783	4.93	53,703,826	1.727	157
400	11,605,470	9,516,485	5.31	50,568,186	1.626	157
500	9,638,384	7,903,475	5.81	45,912,542	1.476	157
600	7,727,823	6,336,815	6.38	40,416,750	1.299	157
UG2 – 100% WBJV Area
0	1,517,152	1,244,065	5.18	6,439,841	0.207	129
100	1,516,430	1,243,473	5.18	6,439,475	0.207	129
200	1,487,469	1,219,725	5.25	6,408,746	0.206	129
300	1,372,105	1,125,126	5.52	6,215,812	0.200	129
400	1,170,476	959,790	5.98	5,744,335	0.185	129
500	934,713	766,464	6.57	5,037,903	0.162	129
600	714,105	585,566	7.24	4,237,658	0.136	129

A cut-off grade of 100cmg/t was selected as a resource cut-off. The reason for using the 100cmg/t cut-off is in compliance with responsible engineering practice to simulate probable working cost and flow of ore parameters, in order to report potentially economical resources. The value of 100cmgt has been taken from the work done for Project Area 1, as press released 10 January 2007.

The Inferred Mineral Resources are estimated by the kriging method of resource estimation. In keeping with best practice in resource estimation, an allowance for known and expected geological losses is made.

The prill split estimates of the platinum, palladium, rhodium and gold (4E) have been provided in compliance with NI 43-101. Caution must be exercised with respect to these estimates as they have been calculated by simple arithmetic means. The prill splits are the same for both areas, having being based on a single dataset. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, the prill split has been calculated using the arithmetic mean of the assay information. A summary of the declared resources is given below.

Table 6: Project Area 2 Inferred Mineral Resources

Independently estimated Inferred Mineral Resource base (100% WBJV Area)

MR = Merensky Reef ; UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum Group Metals.

The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Inferred Mineral Resource (4E)
	Cut-off (cmg/t)	Million tons	Grade (g/t)	Mining width (cm)	Tons PGM	Million ounces PGMs 100% WBJV	Million ounces PGMs Attributable WBJV
MR	100	1.47	7.03	1.73	10.35	0.333	0.333
UG2	100	1.24	5.18	1.29	6.44	0.207	0.207
Total Inferred		2.71	6.19		16.79	0.540	0.540

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR	68%	3.95	24%	1.41	5%	0.27	3%	0.19
UG2	59%	2.69	29%	1.32	11%	0.48	1%	0.05

Independently estimated Inferred Resource base (Shared Portion)

MR = Merensky Reef pyroxenite; UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum Group Metals.

The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Inferred Mineral Resource (4E)
	Cut-off (cmg/t)	Million tons	Grade (g/t)	Mining width (cm)	Tons PGM	Million ounces PGMs 100% WBJV	Million ounces PGMs Attributable WBJV
MR	100	6.54	5.84	1.42	38.19	1.228	0.614
UG2	100	11.95	4.63	1.57	55.33	1.779	0.889
Total Inferred		18.49	5.05		93.52	3.007	1.503

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR	68%	3.95	24%	1.41	5%	0.27	3%	0.19
UG2	59%	2.69	29%	1.32	11%	0.48	1%	0.05

Note: Due to rounding inaccuracies, this should be read in conjunction with Item 19 (e) above.

Item 19(f): Key Assumptions, Parameters and Methods of Resource Calculation

A total of 29 borehole intersections (including deflections) were utilised in the Mineral Resource estimation (see Diagram 6) of which only 18 intersections were used for Merensky Reef Resource estimation and 11 intersections for UG2 Reef Resource estimation.

Borehole reef widths and 4E grades used in the resource estimation exercises are depicted in Table 3.

The available borehole data is derived from public domain information from Wesizwe and AP and the recently drilled PTM boreholes.

In the evaluation process the metal content (4E cmg/t) and reef width (cm) values are used. The reef width refers to the corrected reef width. The values have been interpolated into a 2D block model. The 4E grade (g/t) has been calculated from the interpolated content and reef width values.

For modelling purposes, the Merensky Reef was divided only into four facies types with respective geological domains (Diagram 6) whereas the UG2 consists of only one facies type. Grade and reef width estimates were calculated within specific geological domains.

The price, recoveries and costs for capital and operations in the Pre-feasibility Study, on Project 1 adjacent to Project 2 , published January 10, 2007 were used broadly for the determination of a reasonable economic cut-off. It can not be assumed that this study relates in all respects to Project 2 and there can be no assurance of economic viability of these resources to convert them to reserves. The assumptions are deemed to be reasonable at the preliminary stage of Inferred Mineral Resources.

Statistical Analysis

Descriptive statistics in the form of histograms (frequency distributions) and probability plots (to evaluate the normality of the distribution of a variable) were used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 = no skewness). Kurtosis measures the "peakedness" of a distribution (3 = normal distribution).

Descriptive statistics for the Merensky and the UG2 Reefs are summarised below.

Table 7: Merensky Reef Descriptive Statistics

Merensky Reef – Domain 1 (Normal Reef) Descriptive Stats
	Descriptive Statistics (Spreadsheet1)
	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
DOM1_ALL_MR_PT	3.6470	1.0700	8.970	2.63	1.6224	1.15835	2.802840
DOM1_ALL_MR_PD	1.5778	0.5200	4.430	0.52	0.7230	1.69492	5.571322
DOM1_ALL_MR_RH	0.2697	0.0300	0.570	0.02	0.1388	0.27588	-0.609907
DOM1_ALL_MR_AU	0.2130	0.0600	0.380	0.01	0.0782	0.03351	-0.558221
DOM1_ALL_MR_4EGT	5.7214	1.7200	14.290	6.00	2.4497	1.17212	3.193439
DOM1_ALL_MR_CM4E	853.9519	192.6400	1600.480	92535.06	304.1958	-0.23652	0.421993
DOM1_ALL_MR_CU	0.0862	0.0700	0.106	0.00	0.0134	0.60142	0.765702
DOM1_ALL_MR_NI	0.2818	0.2280	0.315	0.00	0.0332	-1.28745	2.013753
DOM1_ALL_MR_CW	153.6486	95.0000	223.000	1126.57	33.5644	0.30362	-0.730306

Merensky Reef – Domain 2 (Detached Reef) Descriptive Stats
	Descriptive Statistics (Spreadsheet3)
	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
DOM2_ALL_MR_PT	3.6892	1.4500	6.3220	2.40	1.5498	0.42347	-0.57769
DOM2_ALL_MR_PD	0.9833	0.1210	1.6600	0.31	0.5570	-0.40194	-0.99019
DOM2_ALL_MR_RH	0.1424	0.0080	0.3900	0.02	0.1308	0.94067	-0.30738
DOM2_ALL_MR_AU	0.1129	0.0020	0.2500	0.01	0.1093	0.10699	-2.25502
DOM2_ALL_MR_4EGT	4.9308	2.2100	7.9200	4.17	2.0413	0.10525	-1.36470
DOM2_ALL_MR_CM4E	582.2351	251.9400	872.8200	56964.96	238.6733	-0.01292	-1.56917
DOM2_ALL_MR_CU	0.0363	0.0100	0.0740	0.00	0.0335	1.34900
DOM2_ALL_MR_NI	0.2003	0.1120	0.2890	0.01	0.0885	0.01695
DOM2_ALL_MR_CW	118.5000	100.0000	136.0000	125.39	11.1977	0.13918	-0.48516

Merensky Reef – Domain 3 (Single Reef) Descriptive Stats
	Descriptive Statistics (Spreadsheet5)
	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
DOM3_ALL_MR_PT	4.077	1.5300	7.440	4.2	2.0553	0.39309	-1.50738
DOM3_ALL_MR_PD	1.633	0.6400	3.070	0.7	0.8155	0.49496	-1.37792
DOM3_ALL_MR_RH	0.318	0.0500	0.690	0.0	0.2045	0.61656	-0.81281
DOM3_ALL_MR_AU	0.253	0.1700	0.450	0.0	0.0861	1.10236	0.40699
DOM3_ALL_MR_4EGT	6.284	2.4800	11.420	9.3	3.0545	0.44052	-1.43047
DOM3_ALL_MR_CM4E	1060.681	245.5200	2676.980	754846.4	868.8190	0.89547	-0.85653
DOM3_ALL_MR_CU	0.074	0.0610	0.092	0.0	0.0132	1.24791	2.19007
DOM3_ALL_MR_NI	0.168	0.1410	0.188	0.0	0.0198	-0.81733	0.97418
DOM3_ALL_MR_CW	150.133	99.0000	274.000	4705.0	68.5929	1.08940	-0.61901

Merensky Reef – Domain 4 (Normal Reef) Descriptive Stats
	Descriptive Statistics (Spreadsheet7)
	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
DOM4_ALL_MR_PT	4.384	1.6800	9.550	6.0	2.4592	1.824173	4.388061
DOM4_ALL_MR_PD	1.453	0.4400	2.880	0.7	0.8520	0.679529	-0.405814
DOM4_ALL_MR_RH	0.330	0.0900	0.970	0.1	0.2897	2.350292	5.964056
DOM4_ALL_MR_AU	0.187	0.0970	0.325	0.0	0.0798	0.743753	0.083809
DOM4_ALL_MR_4EGT	6.396	2.3900	13.500	11.7	3.4256	1.675833	4.134967
DOM4_ALL_MR_CM4E	1162.504	301.1400	3078.000	816097.8	903.3813	1.952670	4.497621
DOM4_ALL_MR_CU
DOM4_ALL_MR_NI
DOM4_ALL_MR_CW	168.143	102.0000	228.000	1784.5	42.2431	-0.385829	-0.148703

Table : UG2 Reef Descriptive Statistics

UG2 Reef – Domain 0 Descriptive Stats
	Descriptive Statistics (Spreadsheet9)
	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
DOM0_ALL_UG2_PT	2.6975	0.7200	5.680	0.9	0.9229	0.40539	1.44846
DOM0_ALL_UG2_PD	1.3277	0.2100	3.140	0.4	0.6541	0.70336	0.11070
DOM0_ALL_UG2_RH	0.4859	0.0300	1.150	0.0	0.1965	0.47091	1.79350
DOM0_ALL_UG2_AU	0.0283	0.0100	0.120	0.0	0.0283	1.91607	3.27764
DOM0_ALL_UG2_4EGT	4.5271	0.9600	9.970	2.8	1.6802	0.45175	1.20508
DOM0_ALL_UG2_CM4E	703.5438	109.4400	5194.370	473051.8	687.7876	5.65123	36.99198
DOM0_ALL_UG2_CU	0.0102	0.0020	0.033	0.0	0.0082	1.61244	3.39124
DOM0_ALL_UG2_NI	0.1138	0.0177	0.167	0.0	0.0463	-1.15448	0.94611
DOM0_ALL_UG2_CW	149.0769	47.0000	521.000	4918.6	70.1326	3.13878	14.84461

No corrections were made to the data and the statistical analyses show the expected relationships for these types of reef.

Variography

Variograms are a useful tool for investigating the spatial relationships of samples. Variograms for metal content (4E cmg/t) and reef width (cm) were modelled.  There were not enough data in each of the domains to model variograms. The variogram structures for similar reef facies to the south have been adopted. All variograms are omidirectional.

Table 11 summarises the variogram model parameters for the different reefs and domains.

Table : Variogram Parameters

Reef	Parameter	Domain	Nugget	Sill 1	RangeX	RangeY	RangeZ
			%	%	m	m	m
MR	CW	1	10	100	590	590	1
MR	CW	2	57	100	639	639	1
MR	CW	3	49	100	733	733	1
MR	CW	4	18	100	539	539	1
UG2	CW	1	24	100	609	609	1
MR	4E (cmg/t)	1	43	100	734	734	1
MR	4E (cmg/t)	2	45	100	828	828	1
MR	4E (cmg/t)	3	45	100	670	670	1
MR	4E (cmg/t)	4	29	100	539	539	1
UG2	4E (cmg/t)	1	37	100	576	576	1

CW = reef width; cmgt = 4E content

Grade Estimation

The full reef composite values (4E content – cmg/t) and reef width (cm) have been interpolated into a 2D block model. Both simple kriging (SK) and ordinary kriging (OK) techniques have been used. It has been shown that the SK technique is more efficient when limited data are available for the estimation process.

The 4E grade concentration (g/t) was calculated from the interpolated kriged 4E content (cmg/t) and reef width (cm) values. Detailed checks were carried out to validate kriging outputs, including input data, kriged estimates and kriging efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor. For this exercise, all domains have been assigned a global mean for a specific domain.

The following parameters were used in the kriging process:

1.

point data – metal content (4E cmg/t) and reef width (cm)

2.

250m x 250m x 1m block size

3.

discretisation 5 x 5 x 1 for each 250m x 250m x 1m block

4.

first search volume – 1000m

a.

minimum number of samples 2

b.

maximum number of samples 40

5.

second search volume

a.

 1.5 x first search volume

b.

minimum number of samples 2

c.

maximum number of samples 40

6.

third search volume

a.

3 x first search volume

b.

minimum number of samples 1

c.

maximum number of samples 20

7.

interpolation methods –  simple kriging and ordinary kriging

8.

domain global mean values used in the simple kriging process.

Diagram 7 to Diagram 12 show the reef width, 4E grade (g/t) and 4E content (cmg/t) plots for the Merensky and UG2 Reefs.

Post Processing

During early stages of projects the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMUs or of much larger blocks units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage overestimated. Some form of post processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available preliminary post-processed analysis has been done.

An SMU of 20m x 30m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 250m x 250m x 1m, the distribution of selective mining units has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMUs within the large parent blocks – 250m x 250m x 1m (see Assibey-Bonsu and Krige, 1999). This technique for post processing has been used based on the observed lognormal distribution of the underlying 4E values in the project area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

For each parent block the grade, tonnage and metal content above respective cut-offs (based on the SMUs) were translated into parcels to be used for mine planning. Grade tonnage curves were therefore calculated for each parent block. The following cut-offs were considered 100, 200, 300, 400, 500 and 600 cmg/t.

A specific gravity (SG) of 3.13 was used for the Merensky Reef and 3.60 for the UG2 Reef tonnage calculations. SG values are average values based on measured values for specific reef intersections of Project Area 1 area.

Resource Classification

The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:

1.

Sampling – quality assurance & quality control

a.

Measured: high confidence, no problem areas

b.

Indicated: high confidence, some problem areas with low risk

c.

Inferred: some aspects might be of medium to high risk

2.

Geological confidence

a.

Measured: high confidence in the understanding of geological relationships, continuity of geological trends and sufficient data

b.

Indicated: Good understanding of geological relationships

c.

Inferred: geological continuity not established

3.

Number of samples used to estimate a specific block

a.

Measured: at least 4 boreholes within variogram range and minimum of twenty one-metre composited samples

b.

Indicated: at least 3 boreholes within variogram range and a minimum of twelve one-metre composite samples

c.

Inferred: less than 3 borehole within the variogram range

4.

Kriged variance

a.

This is a relative parameter and is only an indication and used in conjunction with the other parameters

5.

Distance to sample (variogram range)

a.

Measured: at least within 60% of variogram range

b.

Indicated: within variogram range

c.

Inferred: further than variogram range

6.

Lower confidence limit (blocks)

a.

Measured: less than 20% from mean (80% confidence)

b.

Indicated: 20%–40% from mean (80%–60% confidence)

c.

Inferred: more than 40% (less than 60% confidence)

7.

Kriging efficiency

a.

Measured: more than 40%

b.

Indicated: 20–40%

c.

Inferred: less than 20%

8.

Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)

a.

Measured: less than 10% deviation from mean

b.

Indicated: 10–20%

c.

Inferred: more than 20%

Using the above criteria the current Merensky Reef and UG2 reefs in the delineated project area were classified as Inferred Mineral Resources. Inferred Mineral Resources are classified, under the SAMREC Code, as follows.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and sampling and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

This category is intended to cover situations where a mineral concentration or occurrence has been identified and limited measurements and sampling completed, but where the data are insufficient to allow the geological and/or grade continuity to be confidently interpreted. Due to the uncertainty which may be attached to some Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will necessarily be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Where Inferred Mineral Resources are extrapolated beyond data points, the proportion extrapolated must be described and disclosed.

Item 19(g): Effect of Modifying Factors

As only Inferred Mineral Resources have been estimated for Project Area 2, no account of any modifying factors such as taxation, socio-economic, marketing or political factors have been taken into account.  No environmental, permiting, legal or title factors will effect the estimated Mineral Resource.

Item 19(h): Technical Parameters affecting the Resource Declaration

Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the flow-of-ore parameters. The methodology takes into account the intentional and unintentional increase in tonnage due to mining. It also takes into account the unintentional and unaccounted loss of metal or metal not reaching the plant or recovered by the plant.

A cut-off grade (4E) of 100cmg/t was applied to the grade tonnage tabulations for both the Merensky and the UG2 Reef in anticipation of tonnages falling below the cut-off that would not be economically viable.

Item 19(i): 43-101 Rules Applicable to the Reserve and Resource Declaration

As only Inferred Mineral Resources have been estimated for Project Area 2, no economic analysis was conducted on the project.

Item 19(j): Disclosure of Inferred Resource

No economic analysis was carried out for this Technical Report.

Item 19(k): Demonstrated Viability

Mineral Resources are not reserves and do not have demonstrated viability. The project currently does not have sufficient confidence levels regarding geological and grade continuity, legal, permitting, social and engineering aspects to convert the resources to reserves.

Item 19(l): Quality, Quantity and Grade of Declared Resource

See Item 19(e).

Item 19(m): Metal Splits for Declared Resource

See Item 19(e).

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

The economic viability of Inferred Mineral Resources declared in this report has not been demonstrated. Such deductions can only be made once, among other things, at least Indicated Mineral Resource have been classified and financial and working cost estimates are applied to these resources.

RSA Reserve and Resource Declaration Rules

The South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) sets out minimum standards, recommendations and guidelines for public reporting of Mineral Resources and Mineral Reserves in South Africa.

Documentation prepared for public release must be done by or under the direction of, and signed by, a Competent/Qualified Person. A Qualified Person (QP) is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by SAMREC. A QP should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A Mineral Resource is a concentration (or occurrence) of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are, in the opinion of the QP, reasonable and realistic prospects for eventual economic extraction.

The definitions of the Inferred Mineral Resource category can be found under Item 19(f).

ITEM 21: INTERPRETATION AND CONCLUSIONS

Results

A Mineral Resource estimate has been calculated for the Merensky Reef and UG2 Reef from available borehole information and in both instances is classified as Inferred Mineral Resources. The Merensky Reef was divided into four distinct domains based on facies with specific lithological and mineralised characteristics.

Interpretation of the Geological Model

The stratigraphy of the project area is well understood and specific stratigraphic units could be identified in the borehole core. The Merensky Reef and UG2 Reef units could be recognised in the core and are correlatable across the project area. It was possible to interpret major structural features from the borehole intersections as well as from geophysical information.

Evaluation Technique

The evaluation of the project was done using best practices. Simple kriging was selected as the best estimate for the specific borehole distribution. Change of support (SMU blocks) was considered for the initial large estimated parent blocks with specific cut-off grades. The resource is classified as an Inferred, Mineral Resource and with additional data could result in grade and variance relationship changes and improvements.

Reliability of the Data

The PTM data was specifically inspected by the QP and found to be reliable and consistent.

Strengths and Weaknesses with respect to the Data

The regular QA&QC process carried out by PTM is of a high standard and applies to the full audit trail from field data to resource modelling. The data have been found to be accurate, consistent and well structured. The system of support for the digital data by paper originals and chain-of-custody and drilling records is well developed. Additional drilling will have to be carried out in order to increase the confidence in the resource estimate.

Objectives of adherence to the Scope of Study

The intention of this phase of the work programme was to establish an Inferred Mineral Resource. This has been achieved and thus the objectives of the programme have been met.

ITEM 22: RECOMMENDATIONS

Further Work Required

The current Mineral Resource is classified as an Inferred Mineral Resource.

For the Inferred Mineral Resource category to be potentially upgradeable, infill drilling needs to be carried out. After completion of the drilling and the subsequent QA&QC process, the additional data will be incorporated into the current model as presented in this document.

Objectives to be Achieved in Future Work Programmes

The objectives in the immediate future will be to confirm the potential for upgrading of the Inferred Mineral Resource and to provide a basis for the increased confidence.

The infill-drilling phases should include at least 21 additional boreholes. The boreholes will be drilled with a specific view to upgrade the current Inferred Mineral Resource to an Indicated Mineral Resource.

Detailed Future Work Programmes

To achieve the above-named objectives, the additional drilling will need to be conducted on a 250m x 250m grid. Geostatistical parameters based on the modelled variograms from the Project Area 1 area indicate that a range of 250m to 400m suffices for purposes of upgrading the resource classification. The following table summarises the proposed drilling programme for Project Area 2.

Table : Future Work Programme

No. of boreholes	Average Depth	Total inclusive cost/metre	Total m’s (incl. deflection drilling)	Rate of drilling	Total cost (Rands)
21	1,080	550	21,160	75m/day	11.6M

The drilling should be planned in two phases. The first phase should be conducted on a 500m x 500m grid, followed by a second phase, which should be a step down to a 250m x 250m grid.

Table : Planned Drilling Schedule for Project Area 2

Days/hole	No	RIG	Grid Ref	BHID	Phase A (500m grid)	Phase B (250m grid)	Defl (m)	D0 (m)	Rig Eff (m/day)	Next Position
17	1	Di3	B76	WBJV168	1060	-	180	880	71	J08
12	2	Di3	J08	pending	830	-	180	650	80	J02
13	3	Di3	J02	pending	880	-	180	700	80	J11
18	4	Di3	J11	pending	1280	-	180	1100	80	J03
13	5	Di6	J09	pending	880	-	180	700	80	B79
14	6	Di3	J03	pending	930	-	180	750	80	J05
14	7	Di3	J05	pending	980	-	180	800	80	F1
16	8	Di6	B79	pending	1130	-	180	950	80	F6
14	9	Di6	J10	pending	930	-	180	750	80	J04
14	10	Di6	J04	pending	980	-	180	800	80	B77
18	11	Di6	B77	pending	1280	-	180	1100	80	J09
14	1	Di3	F1	pending		930	180	750	75	F2
14	2	Di3	F2	pending		880	180	700	75	F3
15	3	Di3	F3	pending		980	180	800	75	F4
16	4	Di3	F4	pending		1030	180	850	75	F5
15	5	Di3	F5	pending		980	180	800	75	pending
14	6	Di6	F6	pending		880	180	700	75	F7
16	7	Di6	F7	pending		1080	180	900	75	F8
16	8	Di6	F8	pending		1080	180	900	75	F9
16	9	Di6	F9	pending		1080	180	900	75	F10
16	10	Di6	F10	pending		1080	180	900	75	pending
Total planned metres = 21,160

Declaration by QP with respect to the Project’s Warranting Further Work

It was recommended that additional infill drilling be done for both the Merensky Reef and UG2 Reef.

ITEM 23: REFERENCES

Assibey-Bonsu W and Krige DG (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Bredenkamp G and Van Rooyen N (1996). Clay thorn bushveld. In: Low AB and Rebelo AG (1996) Vegetation of South Africa, Lesotho and Swaziland. Department of Environmental Affairs and Tourism, Pretoria.

Cawthorn RG (1996). Re-evaluation of magma composition and processes in the uppermost Critical Zone of the Bushveld Complex. Mineralog. Mag. 60, pp. 131–148.

Cawthorn RG (1999). The platinum and palladium resources of the Bushveld Complex. South African Journal of Science 95, November/December 1999, pp. 481-489.

Leeb-Du Toit A (1986). The Impala Platinum Mines. Mineral Deposits of South Africa, Volume 2, pp. 1091–1106. Edited by Anhaeusser, CR and Maske, S.

Matthey J (2005). Platinum Report 2005.

Rutherford MC and Westfall RH (1994). Biomes of southern Africa: an objective categorization. National Botanical Institute, Pretoria.

SAMREC (2005). South African code for reporting of Mineral Resources and Mineral Reserves.

Schürmann LW (1993). The Geochemistry and Petrology of the upper Critical Zone of the boshoek Section of the Western Bushveld Complex, Bulletin 113 of the Geological Survey South Africa.

Siepker EH and Muller CJ (2004). Elandsfontein 102 JQ. Geological assessment and resource estimation. Prepared by Global Geo Services (Pty) Ltd for PTM RSA (Pty) Ltd.

Smit PJ and Maree BD (1966). Densities of South African Rocks for the Interpretation of Gravity Anomalies. Bull. of Geol.Surv. of S.Afr, 48, Pretoria.

Vermaak CF (1995). The Platinum-Group Metals – A Global Perspective. Mintek, Randburg, pp. 247.

Viljoen MJ and Hieber R (1986). The Rustenburg section of the Rustenburg Platinum Mines Limited, with reference to the Merensky Reef. Mineral Deposits of South Africa, Volume 2, pp. 1107–1134. Edited by Anhaeusser, CR and Maske, S.

Viljoen MJ (1999). The nature and origin of the Merensky Reef of the western Bushveld Complex, based on geological facies and geophysical data. S. Afr. J Geol. 102, pp. 221–239.

Wagner PA (1926). The preliminary report on the platinum deposits in the southeastern portion of the Rustenburg district, Transvaal. Mem. Geol.Surv.S Afr., 24, pp. 37.

Young D (2005). Competent Persons’ Report on the Exploration Assets held by Wesizwe Platinum Limited.

ITEM 24: DATE

The date of this report is 20 March 2007.

________________________________

CJ Muller

BSc Hons Pr Sci Nat

ITEM 25: ADDITIONAL REQUIREMENTS ON DEVELOPMENT AND PRODUCTION

Nil to report.

ITEM 26: ILLUSTRATIONS

Diagram 1: Setting of the Bushveld Igneous Complex

Diagram 2: Locality Plan for the Western Bushveld Joint Venture

N
Legend
JV_Boundary
Project_2
Project_1
Styldrift
BRPM
Wesizwe
Road
Wesizwe
Styldrift AP Bafokeng Joint Venture
Project 2
Wesizwe
Project 1
Western Bushveld Joint Venture
Bafokeng Rasimone Platinum Mine
1:85 000
0
2 500
5 000
Meters

Diagram 3: Resource Areas for Project Area 2

Legend
WBJV_Drilled_Boreholes
Wesizwe_Drilled_Boreholes
JV_Boundary
Project_2
Project_1
Styldrift
BRPM
Wesizwe
Wesizwe_Resource_Boundary
Road
Ledig
Wesizwe Resource Area
Project 2 Shared Portion
Project 2 100% WBJV
Styldrift AP Bafokeng Joint Venture
Wesizwe
Western Bushveld Joint Venture
Project 1
MIMOSA 81 JQ
FRISCHGEWAAGD 96 JQ
Frischgewaagd
Elandsrivier
Sandspruit
WFA05
WFA04
WFA09
WFA42
WFA47
WFA24
WFA14
WBJV157
WBJV160
WBJV110
WBJV151
WBJV164
WBJV159
WBJV152
WBJV155
1:35 000
0
2 500
5 000
Meters

Diagram 4: General Stratigraphy of the Western Bushveld Sequence

8000m
7000m
6000m
5000m
4000m
3000m
2000m
1000m
0m
Magnetite Layers
UPPER ZONE
Gabbro
Olivine Diorite
Anorthesite
LEGEND
PYROXENITE
NORITE
ANORTHESITE
CHROMITITE
Pyroxene Marker
MAIN ZONE
Gabbro
Anorthesite
Norite
Pyroxenite
Merensky Reef
UPPER GROUP
UG 2
UG 1
MERENSKY REEF
Upper Group Chromites
UPPER CRITTICAL ZONE
Anorthesite
Norite
Pyroxene
Middle Group Chromites
MIDDEL GROUP
MG 4
MG 3
MG 2
MG 1
Lower Group Chromites
LOWER CRITICAL ZONE
Pyroxenite
Hartzburgite
Dunite
LOWER GROUP
LG 7
LG 6
& LG 6A
LG 5
LOWER ZONE
Pyroxenite
Hartzburgite
Dunite
MARGINAL ZONE
Norite

Diagram 5: Detailed Stratigraphy of the WBJV

# Schematic Section - WBJV

(Elandsfontein/Frischgewaagd)

| Est meters | | |
|---|---|---|
| >450 m | MZN | Norite with occasional alternative fine-grained fpyx layering (often iron replacement inclusions) |
| 20 - 40 | HW5 | Transgression contact from MZN, mottled anorthosite grading into spotted anorthosite |
| 8 – 10 | HW4 | "Leopard spotted" poikilitic anorthosite towards abrupt contact of HW3 |
| 8 - 10 | HW3 | Coarse-grained mottled anorthosite grading down the sequence to medium mottled anorthosite |
| 4 | HW2 | Spotted leuconorite |
| 6 | HW1 | Norite grading into fine-grain pyroxenite |
| 2 - 3 | **Bastard Reef** | Pyroxenite medium to coarse-grained (bronxitite?) |
| 3 | MID3 | Poikilitic mottled anorthosite |
| 6 -7 | MID2 | Grading from mottled to spotted anorthosite |
| 0 - 8 | MID1 | Norite grading to the base into fine-grained pyroxenite |
| 0.1- 1.5 | MPyx | Merensky HW pyroxenite – coarse-grained (bottom-loaded sulphides) |
| 0.02 – 0.60 | **Merensky Reef** | At least two facies: 1. Upper & lower Chromitite with internal FPP 2. Upper Chr & underlying FPP (<5cm) |
| 3 - 5 | FW1 | Grading from mottled anorthosite (few cm at top) towards leuconorite at bottom contact |
| 0.1 – 0.3 | FW2 | Cyclic unit (spotted anorthositic/mottled anorthosite – norite – Feldspathic pyroxenite) |
| 2- 4 | FW3 | Vari-textured Leuconorite |
| 0 - 1 | FW4 | Spotted anorthositic norite (occasional thin anorthosite layer) |
| 1 - 2 | FW5 | Vari-textured Leuconorite |
| 1 - 2 | FW6 | Coarse-grained mottled anorthosite |
| 2mm | Lower Chrome | Thin chromitite seam (1 to 6mm) at bottom of mottled anorthosite (FW6) |
| 0.3 - 8 | FW7 | Leuconorite with corona textured pyroxene crystals surrounded by plagioclase intergrowth |
| 1 -3 | FW8 | Spotted leuconorite |
| 0 – 1.5 | FW9 | Mottled anorthosite |
| 0.1 - 9 | FW10 | Spotted anorthositic norite |
| 3 11 | FW11 | Spotted leuconorite |
| 8 -13 | FW12 | Coarse-grained mottled anorthosite |
| 0.8 -10 | UG2 HW | Coarse grained feldspathic pyroxenite |
| 0.03 – 0.40 | UG2Lead | Leader chromitite seam, variable thickness, abrupt contacts. Occasional additional thin seams ("Leader Triplets") |
| 0.06 – 0.30 | UG2 Pxnt | Separation pyroxenite between Main and Upper seams, coarse-grained |
| 0.05 – 1.9 | UG2 Main | Main chromitite seam |
| 0 – 0.2 | UG2FW | Pegmatoidal pyroxenite mostly Hartzburgitic (FHARB) with some streakiness |
| 8 -10 | FW13 | Leuconorite with spotted anorthositic phases |
| 0.3 – 5 | UG1 | Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite |
| 8 - 20 | FW16 | Mottled anorthositic – upper section grading towards norite and FPYX towards the base |
| | BSMT | Hornfelsic contact with Transvaal sediments |

Diagram 6: Merensky Reef Domains on Project Area 2

N
-2806000.0 N
-2807000.0 N
-2808000.0 N
-2809000.0 N
-2810000.0 N
LEDIG
909 JQ
FRISCHGEWAAGD
96 JQ
Normal Facies
Domain 1
Detached Facies
Domain 3
Single Chrome Facies
Domain 2
Normal Footwall Fachies
Domain 4
Scale:
0
1000m
6000.0 E
7000.0 E
8000.0 E

Diagram 7: Merensky Reef Channel Width

WESTERN BUSHVELD JOINT VENTURE

Figure 7: Merensky Reef Channel Width

N
-2806000.0 N
-2807000.0 N
-2808000.0 N
-2809000.0 N
-2810000.0 N
-2811000.0 N
5000.0 E
6000.0 E
7000.0 E
8000.0 E
LEDIG
909 JQ
FRISCHGEWAAGD
96 JQ
WBJV157
WBJV160
WBJV110
WBJV151
WBJV159
WBJV152
WBJV155
Datamine: CW (mr_mod_proj2 (block model))
ABSENT
115.94-125.57
125.57-135.2
135.2-144.83
144.83-154.46
154.46-164.09
164.09-173.72
173.72-183.36
183.36-193.09
0 100 300 500 700 900

Diagram 8: Merensky Reef Grade

WESTERN BUSHVELD JOINT VENTURE

Figure 8: Merensky Reef Grade (g/t)

N
-2806000.0 N
-2807000.0 N
-2808000.0 N
-2809000.0 N
-2810000.0 N
-2811000.0 N
-2811000.0 N
5000.0 E
6000.0 E
7000.0 E
8000.0 E
LEDIG
909 JQ
FRISCHGEWAAGD
96 JQ
WBJV157
WBJV160
WBJV110
WBJV151
WBJV159
WBJV152
WBJV155
Datamine: PG4E (mr_mod_proj2 (block model))
ABSENT
4.53-5.05
5.05-5.57
5.57-6.09
6.09-6.61
6.61-7.13
7.13-7.65
7.65-8.17
8.17-8.79
0 100 300 500 700 900

Diagram 9: Merensky Reef Metal Content

WESTERN BUSHVELD JOINT VENTURE

Figure 9: Merensky Reef Metal Content (cmg/t)

N
-2806000.0 N
-2807000.0 N
-2808000.0 N
-2809000.0 N
-2810000.0 N
-2811000.0 N
5000.0 E
6000.0 E
7000.0 E
8000.0
LEDIG
909 JQ
FRISCHGEWAAGD
96 JQ
WBJV157
WBJV160
WBJV110
WBJV151
WBJV159
WBJV152
WBJV155
Datamine: GM_CM4E (ar_mrmod_all (block model))
ABSENT
577.55-637.95
637.95-698.34
698.34-758.73
758.73-819.12
819.12-879.51
879.51-939.9
939.9-1000.29
1000.29-1060.78
0 100 300 500 700 900

Diagram 10: UG2 Channel Width

WESTERN BUSHVELD JOINT VENTURE

Figure 10: UG 2 Reef Channel Width (cm)

N
-2806000.0 N
-2807000.0 N
-2808000.0 N
-2809000.0 N
-2810000.0 N
-2811000.0 N
5000.0 E
6000.0 E
7000.0 E
8000.0 E
LEDIG
909 JQ
FRISCHGEWAAGD
96 JQ
WBJV157
WBJV160
WBJV110
WBJV151
WBJV159
WBJV152
WBJV155
Datamine: CW (ug2_mod_proj2 (block model))
ABSENT
91.83-106
106-120.16
120.16-134.33
134.33-148.49
148.49-162.66
162.66-176.82
176.82-190.99
190.99-205.26
0 100 300 500 700 900

Diagram 11: UG2 Grade

WESTERN BUSHVELD JOINT VENTURE

Figure 11: UG 2 Reef Grade (g/t)

N
-2806000.0 N
-2807000.0 N
-2808000.0 N
-2809000.0 N
-2810000.0 N
-2811000.0 N
5000.0 E
6000.0 E
7000.0 E
8000.0 E
LEDIG
909 JQ
FRISCHGEWAAGD
96 JQ
WBJV157
WBJV160
WBJV110
WBJV151
WBJV159
WBJV152
WBJV155
Datamine: PG4E (ug2_mod_proj2 (block model))
ABSENT
3.3-3.65
3.65-3.99
3.99-4.34
4.34-4.68
4.68-5.03
5.03-5.37
5.37-5.72
5.72-6.16
0 100 300 500 700 900

Diagram 12: UG2 Metal Content

WESTERN BUSHVELD JOINT VENTURE

Figure 12: UG 2 Reef Metal Content (cmg/t)

N
-2806000.0 N
-2807000.0 N
-2808000.0 N
-2809000.0 N
-2810000.0 N
-2811000.0 N
5000.0 E
6000.0 E
7000.0 E
8000.0
LEDIG
909 JQ
FRISCHGEWAAGD
96 JQ
WBJV157
WBJV160
WBJV110
WBJV151
WBJV159
WBJV152
WBJV155
Datamine: CM4E (ug2_mod_proj2 (block model))
ABSENT
556.51-590.83
590.83-625.14
625.14-659.45
659.45-693.76
693.76-728.08
728.08-762.39
762.39-796.7
796.7-831.11
0 100 300 500 700 900

Appendix : Qualified Person’s Certificate

CERTIFICATE of QUALIFIED PERSON - CHARLES J MULLER

I, Charles J. Muller, BSc. (Hons), do hereby certify that:

1.

I am currently employed as a Director by:

Minxcon (Pty) Ltd

Block I, Knightsbridge Manor,

33 Sloane Street, Bryanston, 2021

2.

I graduated from the Rand Afrikaanse University (BSc. (1988) and BSc. Hons (1992)).

3.

I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.

4.

I have worked as a geoscientist for a total of eighteen years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I have visited the property on numerous occasions and in particular viewed the core and discussed the technical issues and geology of the project with Willie Visser, T. Botha and John Gould of Platinum Group Metals RSA (Pty) Ltd. during January 2007, leading up to the compilation of the report referenced herein.

7.

I am responsible for the preparation of the report “Inferred Mineral Resource Estimate on Project Area 2 of the WBJV, located on the Western Limb of the Bushveld Igneous Complex, South Africa (the “Report”).

8.

The Report was completed using a dataset compiled from technical data collected during this assessment phase by Platinum Group Metals (RSA) (Pty) Ltd.  Although the dataset is the responsibility of Platinum Group Metals (RSA) (Pty) Ltd., I have taken reasonable steps to provide comfort that the dataset is accurate and reliable.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

10.

I am independent of the issuer, PTM, applying all of the tests in Section 1.5 of NI 43-101.

11.

I am familiar with the type of deposit found in the area visited and have been involved in similar evaluations and technical compilations.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated the 22nd day of March 2007.

Charles Johannes Muller

BSc. (Hons), Pr. Sc. Nat

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